Exhibit 99.2

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2009 and December 31, 2008

and for the periods ended March 31, 2009 and 2008

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE

Consolidated Balance Sheets – March 31, 2009 and December 31, 2008 (Unaudited)	2

Consolidated Statements of Operations – Three months ended March 31, 2009 and 2008 (Unaudited)	3

Consolidated Statement of Changes in Shareholder’s Equity – Three months ended March 31, 2009 (Unaudited)	4

Consolidated Statements of Cash Flows – Three months ended March 31, 2009 and 2008 (Unaudited)	5

Notes to Consolidated Financial Statements (Unaudited)	6-40

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	March 31, 2009	December 31, 2008
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $2,211,105 and $5,805,960)	$2,166,280	$5,614,186
Investments pledged as collateral, at fair value (amortized cost $0 and $1,530,036)	—	1,567,371
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,195,926	1,214,569
Short-term investments, at fair value (amortized cost $1,618,511 and $1,448,545)	1,612,597	1,447,343
Other investments	28,424	45,280

Total investments	5,003,227	9,888,749
Cash and cash equivalents	304,993	1,066,793
Securities purchased under agreements to resell	2,000,000	3,343,947
Accrued investment income	32,534	117,918
Deferred acquisition costs	1,044,047	560,632
Premiums receivable	2,191,803	7,744
Prepaid reinsurance premiums	2,831,650	216,609
Reinsurance recoverable on paid and unpaid losses	386,307	173,548
Goodwill	45,566	76,938
Property and equipment, at cost (less accumulated depreciation of $118,537 and $116,344)	100,353	101,116
Receivable for investments sold	3,411	10,594
Derivative assets	730,651	746,936
Current income taxes	165,063	325,691
Deferred income taxes, net	879,925	1,348,575
Other assets	1,240,518	1,078,522

Total assets	$16,960,048	$19,064,312

Liabilities and Shareholders’ Equity
Liabilities:
Unearned premium revenue	$4,620,703	$3,424,402
Loss and loss adjustment expense reserves	1,626,101	1,557,884
Reinsurance premiums payable	737,293	8,672
Securities sold under agreements to repurchase	—	1,343,947
Variable interest entity floating rate notes	1,697,945	1,791,597
Long-term debt	952,655	952,655
Deferred fee revenue	777,598	42,585
Payable for investments purchased	3,319	34
Derivative liabilities	4,592,547	6,219,290
Other liabilities	179,273	375,772

Total liabilities	15,187,434	15,716,838

Commitments and contingencies (See Note 12)
Shareholders’ Equity:
Series A non-cumulative perpetual preferred stock, par value $1,000 per share, liquidation value $100,000 per share; authorized—4,000.08, issued and outstanding—2,759.08	27,598	27,598
Common stock, par value $220.80 per share; authorized, issued and outstanding—67,936 shares	15,000	15,000
Additional paid-in capital	1,016,068	2,183,672
Retained earnings	809,771	1,255,107
Accumulated other comprehensive income (loss), (net of deferred income tax of $19,129 and $61,895)	(95,823)	(133,903)

Total shareholders’ equity	1,772,614	3,347,474

Total liabilities and shareholders’ equity	$16,960,048	$19,064,312

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	Three months ended March 31
	2009	2008
Revenues:
Scheduled premiums earned	$119,034	$156,148
Refunding premiums earned	746	7,795

Premiums earned (net of ceded premiums of $122,560 and $26,725)	119,780	163,943
Net investment income	106,174	152,122
Fees and reimbursements	36,779	(244)

Realized gains (losses) and other settlements on insured derivatives	31,726	33,758
Unrealized gains (losses) on insured derivatives	1,609,519	(3,577,103)

Net change in fair value of insured derivatives	1,641,245	(3,543,345)

Net realized gains (losses)	(26,362)	19,276
Net gains (losses) on financial instruments at fair value and foreign exchange	198	59,771
Net gains on extinguishment of debt	488	—
Other	150	—

Total revenues	1,878,452	(3,148,477)

Expenses:
Losses and loss adjustment	635,977	287,608
Amortization of deferred acquisition costs	57,537	15,552
Operating	65,172	46,300
Interest	54,950	46,747

Total expenses	813,636	396,207

Income (loss) before income taxes	1,064,816	(3,544,684)
Provision (benefit) for income taxes	393,695	(1,254,057)
Equity in net loss of subsidiaries	(11)	—

Net income (loss)	$671,110	$(2,290,627)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

For the three months ended March 31, 2009

(In thousands except per share amounts)

	Common Stock		Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2009	100,000	$15,000	$27,598	$2,183,672	$1,255,107	$(133,903)	$3,347,474

SFAS 163 transition adjustment, net of deferred income taxes of $27,170	—	—	—	—	55,346	—	55,346
Comprehensive income:
Net income	—	—	—	—	671,110	—	671,110
Other comprehensive income:
Change in unrealized appreciation of investments net of deferred income taxes of $39,337	—	—	—	—	—	84,311	84,311
Change in foreign currency translation net of deferred income taxes of $3,429	—	—	—	—	—	(46,231)	(46,231)

Other comprehensive loss							38,080

Comprehensive income							709,190

Redemption of common shares	(32,064)	(4,809)	—	(1,163,740)	—	—	(1,168,549)
Increase in par value of common shares	—	4,809	—	(4,809)	—	—	—
Special dividends paid on common shares	—	—	—	—	(1,167,850)	—	(1,167,850)
Dividends on preferred shares	—	—	—	—	(3,942)	—	(3,942)
Share-based compensation, net of deferred income taxes of $394	—	—	—	945	—	—	945

Balance, March 31, 2009	67,936	$15,000	$27,598	$1,016,068	$809,771	$(95,823)	$1,772,614

						2009
Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes						$18,738
Reclassification adjustment, net of taxes						65,573

Change in net unrealized appreciation, net of taxes						$84,311

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three months ended March 31
	2009	2008
Cash flows from operating activities:
Net income (loss)	$671,110	$(2,290,627)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of bond discount (premiums), net	(7,856)	5,963
Decrease in accrued investment income	85,384	5,138
(Increase) decrease in deferred acquisition costs	(475,044)	30,504
Decrease in unearned premium revenue	(1,193,963)	(61,930)
(Increase) decrease in prepaid reinsurance premiums	(2,301,381)	6,598
Decrease (increase) in premiums receivable	103,391	(4,204)
Increase in loss and loss adjustment expense reserves	242,437	195,955
Increase in reinsurance recoverable on paid and unpaid losses	(211,904)	(25,742)
(Increase) decrease in salvage and subrogation	(160,974)	2,920
Decrease in payable to reinsurers on recoveries	(31,542)	(1,733)
Increase in reinsurance premiums payable	404,359	4,306
Depreciation	2,234	2,363
Increase (decrease) in deferred fee revenue	735,013	(253)
Decrease in accrued expenses	(129,771)	(5,046)
Net realized (gains) losses on investments	26,362	(19,276)
Unrealized (gains) losses on insured derivatives	(1,609,519)	3,577,103
Net (gains) losses on financial instruments at fair value and foreign exchange	(198)	(59,771)
Net gains on extinguishment of debt	(488)	—
Current income provision	160,234	164,495
Deferred income tax provision (benefit)	385,005	(1,241,657)
Share-based compensation	1,339	1,144
Other, operating	(8,400)	17,315

Total adjustments to net income (loss)	(3,985,282)	2,594,192

Net cash provided (used) by operating activities	(3,314,172)	303,565

Cash flows from investing activities:
Purchase of fixed-maturity securities	(74,429)	(2,088,448)
Increase in payable for investments purchased	3,285	305,548
Sale of fixed-maturity securities	5,228,824	858,699
Increase (decrease) in receivable for investments sold	7,183	(142,240)
Redemption of fixed-maturity securities	2,283	2,790
Redemption of held-to-maturity investments	18,643	5,095
Purchase of short-term investments, net	(212,782)	(667,368)
Sale (purchase) of other investments, net	19,934	(60)
Capital expenditures	(1,461)	(1,388)
Other, investing	(43,169)	288

Net cash provided (used) by investing activities	4,948,311	(1,727,084)

Cash flows from financing activities:
Principal paydown of variable interest entity notes	(87,162)	(3,321)
Other borrowings and deposits	—	(352)
Capital issuance costs	192	(3,062)
Proceeds from issuance of long-term debt	—	982,263
Repayment for retirement of short-term debt	—	(6,225)
Capital contribution from MBIA Inc.	—	486,500
Redemption of common shares	(1,137,177)	—
Special dividend paid on common shares	(1,167,850)	—
Dividends paid on preferred shares	(3,942)	—

Net cash provided (used) by financing activities	(2,395,939)	1,455,803

Net increase (decrease) in cash and cash equivalents	(761,800)	32,284
Cash and cash equivalents - beginning of period	1,066,793	121,266

Cash and cash equivalents - end of period	$304,993	$153,550

Supplemental cash flow disclosures:
Income taxes paid (refunded)	$(148,996)	$(172,966)
Interest paid:
Other borrowings and deposits	$—	$510
Variable interest entity notes	$10,337	$16,934
Non cash items:
Share-based compensation	$1,339	$1,144
Dividends declared but not paid	$1,005	$—

The accompanying notes are an integral part of the consolidated financial statements.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business and Organization

MBIA Insurance Corporation is a wholly owned subsidiary of MBIA Inc. (“MBIA”). The guarantees of MBIA Insurance Corporation and its subsidiaries, (“MBIA Corp.”) insure structured finance and asset-backed obligations, privately issued bonds used for the financing of public purpose projects, which are primarily located outside of the United States (“U.S.”) and that include toll roads, bridges, airports, public transportation facilities and other types of infrastructure projects serving a substantial public purpose, and obligations of sovereign and sub-sovereign issuers. Structured finance and asset-backed securities typically are securities repayable from expected cash flows generated by a specified pool of assets, such as residential and commercial mortgages, insurance policies, consumer loans, corporate loans and bonds, trade and export receivables, leases for equipment, aircraft and real property, and infrastructure projects. Additionally, insurance policies include payments due under credit and other derivatives, including termination payments that may become due upon certain events including the insolvency or payment default of MBIA Corp.

The financial guarantees issued by MBIA Corp. provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except that MBIA Corp. may have the right, at its discretion, to accelerate insured obligations upon default or otherwise. Certain investment agreement contracts written by MBIA Inc. and insured by MBIA Corp. are terminable upon ratings downgrades, and if MBIA Inc. were to have insufficient assets to pay amounts due upon termination, MBIA Corp. would make such payments.

MBIA Corp. writes business both in the U.S. and outside of the U.S. Business outside of the U.S. is generally written through MBIA UK Insurance Limited (“MBIA UK”), a financial guarantee insurance company licensed in the United Kingdom. MBIA Corp. also owns MBIA Assurance S.A. (“MBIA Assurance”), a French insurance company. On December 28, 2007, MBIA Assurance was restructured with MBIA UK (by way of dissolution or winding-up without liquidation) and governed by the terms of article 1844-5 of the French Civil Code. The restructuring involved (i) the transfer of all of MBIA Assurance’s assets and liabilities to MBIA UK; (ii) the simultaneous transfer of the portfolio of MBIA Assurance’s financial guarantees to MBIA UK; and (iii) the dissolution without liquidation of MBIA Assurance. Consequently, all previously insured MBIA Assurance policies are now insured by MBIA UK. MBIA UK writes financial guarantee insurance in the member countries of the European Union and other regions outside the United States. In February 2007, MBIA Corp. incorporated a new subsidiary, MBIA México, S.A. de C.V. (“MBIA Mexico”), through which it writes financial guarantee insurance in Mexico. These subsidiaries principally provide insurance for public infrastructure financings, structured finance transactions and certain obligations of financial institutions in the international markets. Pursuant to a reinsurance agreement with MBIA Insurance Corporation, a substantial amount of the risk insured by MBIA Mexico and MBIA UK is reinsured by MBIA Corp.

MBIA Corp. also manages a business through one other subsidiary, Capital Markets Assurance Corporation (“CMAC”), acquired in February 1998 when MBIA Inc. merged with CapMAC Holdings, Inc. (“CapMAC”). The net insured exposure of this subsidiary is 100% reinsured by MBIA Insurance Corporation.

MBIA Corp.’s business has historically relied upon the triple-A credit ratings of MBIA Insurance Corporation. The loss of those ratings in the second quarter of 2008 resulted in a dramatic reduction in MBIA Corp.’s insurance activities. As of March 31, 2009, MBIA Insurance Corporation was rated BBB+ with a negative outlook by Standard & Poor’s Corporation (“S&P”) and B3 with a developing outlook by Moody’s Investors Service, Inc. (“Moody’s”).

In February 2009, after receiving the required regulatory approvals, MBIA Inc. established and capitalized National Public Finance Guarantee Corporation (“National”), as a U.S. public finance-only financial guarantor, which was previously named MBIA Insurance Corp. of Illinois (“MBIA Illinois”) and previously owned by MBIA Insurance Corporation. In connection with this establishment, MBIA Insurance Corporation paid dividends and returned capital to MBIA Inc. Refer to the Notes to Consolidated Financial Statements of MBIA Insurance Corporation and Subsidiaries included in Exhibit 99.3 of MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for additional information about these transactions and changes to MBIA Corp.’s legal entity structure.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Liquidity

Liquidity risk arises in MBIA Corp.’s operations when claims on insured exposures result in payment obligations, when operating cash inflows fall primarily due to depressed writings of new insurance or lower investment income, or when assets experience credit defaults or significant declines in fair value.

In the first quarter of 2009, MBIA Corp. continued to make a significant amount of payments associated with insured second-lien residential mortgage-backed securitizations. In order to monitor liquidity risk and maintain appropriate liquidity resources for payments associated with its residential mortgage related exposures, MBIA Corp. employs a stress scenario-based liquidity model using the same “Roll Rate Default Methodology” as it uses in its loss reserving. Using this methodology, MBIA Corp. estimates the level of payments that would be required to be made under low probability stress-level default assumptions of the underlying collateral taking into account MBIA Corp.’s obligation to cover such defaults under its insurance policies. These estimated payments, together with all other significant operating, financing and investing cash flows are forecasted over the next 24-month period on a monthly basis and then annually thereafter to the final maturity of the longest dated outstanding insured obligation. The stress-loss scenarios and cash flow forecasts are frequently updated to account for changes in risk factors and to reconcile differences between forecasted and actual payments.

In addition to MBIA Corp.’s residential mortgage stress scenario, MBIA Corp. also monitors liquidity risk using a Monte Carlo estimation of potential stress-level claims for all insured principal and interest payments due in the next 12-month period. These probabilistically determined payments are then compared to MBIA Corp.’s invested assets to ensure adequate coverage of worst-case loss scenario measurements. This theoretic liquidity model supplements the scenario-based liquidity model described above providing MBIA Corp. with a robust set of liquidity metrics with which to monitor its risk position.

MBIA Corp. manages its investment portfolios in a conservative manner to maintain cash and liquid securities in an amount in excess of all stress scenario payment requirements. To the extent MBIA Corp.’s liquidity resources fall short of its target liquidity cushions under the stress-loss scenario testing, MBIA Corp. will seek to increase its cash holdings position, primarily through the sale of high-quality bonds held in its investment portfolio.

Note 2: Significant Accounting Policies

MBIA Corp. has disclosed its significant accounting policies in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.3 to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The following significant accounting policies provide an update to those included under the same captions in Exhibit 99.3 to MBIA Inc.’s Annual Report on Form 10-K.

Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its wholly owned subsidiaries, as well as all other entities in which MBIA Corp. has a controlling financial interest. These statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for annual periods. These statements should be read in conjunction with MBIA Corp’s consolidated financial statements and notes thereto for the year ended December 31, 2008. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of MBIA Corp’s financial position and results of operations.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates.

The results of operations for the three months ended March 31, 2009 may not be indicative of the results that may be expected for the year ending December 31, 2009. The December 31, 2008 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP for annual periods. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Financial Guarantee Insurance Premiums

Unearned Premium Revenue and Receivable for Future Premiums

MBIA Corp. records financial guarantee insurance premiums in accordance with the guidance provided in Statement of Financial Accounting Standards No. (“SFAS”) 163, “Accounting for Financial Guarantee Insurance Contracts.” SFAS 163 requires MBIA Corp. to recognize a liability for unearned premium revenue at the inception of financial guarantee insurance and reinsurance contracts on a contract-by-contract basis. Unearned premium revenue recognized at inception of a contract is measured at the present value of the premium due. For most financial guarantee insurance contracts, MBIA Corp. receives the entire premium due at the inception of the contract, and recognizes unearned premium revenue liability at that time. For certain other financial guarantee contracts, MBIA Corp. receives premiums in installments over the term of the contract. Unearned premium revenue and a receivable for future premiums is recognized at the inception of an installment contract, and measured at the present value of premiums expected to be collected over the contract period or expected period using a risk-free discount rate as required by SFAS 163. SFAS 163 only allows the expected period to be used in the present value determination of unearned premium revenue and receivable for future premiums for contracts where (a) the insured obligation is contractually prepayable, (b) prepayments are probable, (c) the amount and timing of prepayments are reasonably estimable, and (d) a homogenous pool of assets is the underlying collateral for the insured obligation. MBIA Corp. has determined that substantially all of its installment contracts meet the conditions required by SFAS 163 to be treated as expected period contracts. The receivable for future premiums is reduced as installment premiums are collected. MBIA Corp. reports the accretion of the discount on installment premiums receivable as premium revenue and discloses the amount recognized in “Note 4: Insurance Premiums.” MBIA Corp. assesses the receivable for future premiums for collectability each reporting period, adjusts the receivable for uncollectible amounts and recognizes any write-off as operating expense and discloses the amount recognized in “Note 4: Insurance Premiums.” As premium revenue is recognized, the unearned premium revenue liability is reduced.

Premium Revenue Recognition

SFAS 163 requires financial guarantee insurance and reinsurance contracts issued by insurance enterprises to recognize and measure premium revenue based on the amount of insurance protection provided to the period in which the insurance protection is provided. Premium revenue is measured by applying a constant rate to the insured principal amount outstanding in a given period to recognize a proportionate share of the premium received or expected to be received on a financial guarantee insurance contract. A constant rate for each respective financial guarantee insurance contract is determined as the ratio of (a) the present value of premium received or expected to be received over the period of the contract to (b) the sum of all insured principal amounts outstanding during each period over the term of the contract. As premium revenue is recognized, unearned premium revenue liability is reduced.

An issuer of an insured financial obligation may retire the obligation prior to its scheduled maturity through legal defeasance in satisfaction of the obligation according to its indenture, which results in MBIA Corp.’s obligation being extinguished under the financial guarantee contract. MBIA Corp. recognizes any remaining unearned premium revenue on the insured obligation as premium revenue in the period the contract is extinguished to the extent the unearned premium revenue has been collected.

Non-refundable commitment fees are considered insurance premiums and are initially recorded under unearned premium revenue in the consolidated balance sheets when received. Once the related financial guarantee insurance policy is issued, the commitment fees are recognized as premium written and earned using the constant rate method. If the commitment agreement expires before the related financial guarantee is issued, the non-refundable commitment fee is immediately recognized as premium written and earned at that time.

Loss and Loss Adjustment Expenses

SFAS 163 requires a claim liability (loss reserve) to be recognized on a contract-by-contract basis when the present value of expected net cash outflows to be paid under the contract using a risk-free rate as of the measurement date exceeds the unearned premium revenue. A claim liability is subsequently remeasured each reporting period for expected increases or decreases due to changes in the likelihood of default and potential recoveries. Subsequent changes to the measurement of claim liability are recognized as claim expense in the period of change. Measurement and recognition of claim liability is reported gross of any reinsurance. MBIA Corp. estimates the likelihood of possible claims payments and possible recoveries using probability-weighted expected cash flows based on information available as of the measurement date, including market information. Accretion of the discount on a claim liability is included in claim expense. MBIA Corp.’s claim liability and accruals for loss adjustment expenses incurred are disclosed in “Note 8: Loss and Loss Adjustment Expense Reserves.”

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Goodwill

Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Under SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment at least annually. An impairment loss is triggered if the estimated fair value of an operating segment is less than its carrying value.

As a result of the aforementioned establishment of National, the $77 million of goodwill reflected in MBIA Corp.’s consolidated balance sheets as of December 31, 2008 has been allocated between National and MBIA Insurance Corporation, based on the relative fair values of each entity as of January 1, 2009. Of the $77 million, $46 million was allocated to MBIA Insurance Corporation. MBIA Corp.’s next annual impairment test will be performed on January 1, 2010.

Fee and Reimbursement Revenue Recognition

MBIA Corp. collects insurance related fees for services performed in connection with certain transactions. In addition, MBIA Corp. may be entitled to reimbursement of third-party insurance expenses that it incurs in connection with certain transactions. Depending upon the type of fee received and whether it is related to an insurance policy, the fee is either earned when it is received or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when the related services are completed and the fee is received. Structuring fees are earned on a straight-line basis over the life of the related insurance policy. Expense reimbursements are recognized when received.

Note 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS 163, effective prospectively as of January 1, 2009. SFAS 163 amends SFAS 60, “Accounting and Reporting by Insurance Enterprises” to clarify that financial guarantee insurance contracts issued by insurance enterprises are included within the scope of SFAS 60 as amended by SFAS 163. SFAS 163 amends the recognition and measurement of premium revenue, and claim liabilities on financial guarantee insurance and reinsurance contracts, and expands disclosures. Recognition and measurement of unearned premium revenue and receivable for future premiums are also amended by SFAS 163. SFAS 163 does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS 163 nullifies the guidance for financial guarantee insurance contracts included in Emerging Issues Task Force Issue No. (“EITF”) 85-20, “Recognition of Fees for Guaranteeing a Loan.” Refer to “Note 4: Insurance Premiums” for disclosures related to premiums and “Note 8: Loss and Loss Adjustment Expense Reserves” for disclosures related to loss reserves.

Upon the adoption and implementation of SFAS 163, MBIA Corp. recorded a cumulative transition adjustment of $55 million net of tax, $83 million pre-tax, as an increase to its beginning retained earnings as of January 1, 2009. The cumulative transition adjustment represents the recognized changes in assets and liabilities resulting from the adoption of SFAS 163. The following table summarizes the adjustments made to MBIA Corp.’s assets and liabilities as of January 1, 2009 on a pre-tax basis.

In thousands	Increases/ (Decreases)
Assets:
Deferred acquisition costs	$8,371
Prepaid reinsurance premiums	313,660
Reinsurance recoverable on paid and unpaid losses	4,563
Premiums receivable	2,287,451
Deferred income taxes, net	(27,170)
Liabilities:
Unearned premium revenue	$2,381,487
Loss and LAE reserves	(174,220)
Reinsurance premiums payable	324,262

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

In January 2009, the FASB issued FASB Staff Position No. (“FSP”) EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” which amends the impairment guidance in EITF 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred with that of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” MBIA Corp. adopted FSP EITF 99-20-1 for financial statements prepared as of December 31, 2008 and interim reporting periods thereafter. The adoption of FSP EITF 99-20-1 did not have a material effect on MBIA Corp.’s consolidated balance sheets, results of operations or cash flows.

In December 2008, the FASB issued FSP FAS 140-4 and FASB Interpretation No. (“FIN”) 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities,” which requires enhanced disclosures about transfers of financial assets and involvement with variable interest entities (“VIEs”). MBIA Corp. adopted FSP FAS 140-4 and FIN 46(R)-8 for financial statements prepared as of December 31, 2008 and interim reporting periods thereafter. Since FSP FAS 140-4 and FIN 46(R)-8 only requires additional disclosures concerning transfers of financial assets and interests in VIEs, adoption of FSP FAS 140-4 and FIN 46(R)-8 did not affect MBIA Corp.’s consolidated balance sheets, results of operations or cash flows. Refer to “Note 7: Variable Interest Entities” for disclosures required by FSP FAS 140-4 and FIN 46(R)-8.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” FSP FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to exclude derivative instruments accounted for at fair value under SFAS 133. MBIA Corp. adopted FSP FAS 133-1 and FIN 45-4 for financial statements prepared as of December 31, 2008 and interim reporting periods thereafter. Since FSP FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP FAS 133-1 and FIN 45-4 did not affect MBIA Corp.’s consolidated balance sheets, results of operations or cash flows. Refer to “Note 6: Derivative Instruments” for disclosures required by FSP FAS 133-1 and FIN 45-4.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 expands the disclosure requirements about an entity’s derivative instruments and hedging activities. The disclosure provisions of SFAS 161 apply to all entities with derivative instruments subject to SFAS 133 and its related interpretations. The provisions also apply to related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. MBIA Corp. adopted the disclosure provisions of SFAS 161 on January 1, 2009. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS 161 did not affect MBIA Corp.’s consolidated balance sheets, results of operations or cash flows. Refer to “Note 6: Derivative Instruments” for disclosures required by SFAS 161.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157, “Fair Value Measurements,” to fiscal years beginning after November 15, 2008, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of FSP FAS 157-2 on January 1, 2009 did not have a material impact on MBIA Corp.’s consolidated balance sheets, results of operations or cash flows.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB 51.” SFAS 160 requires reporting entities to present noncontrolling (minority) interest as equity (as opposed to liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The presentation and disclosure requirements are to be applied retrospectively. MBIA Corp. adopted SFAS 160 on January 1, 2009 and the adoption of SFAS 160 did not have a material impact on MBIA Corp.’s consolidated balance sheets, results of operations or cash flows.

Recent Accounting Developments

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which amends SFAS 157-3,

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

“Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” to provide additional guidance to highlight and expand on the factors that should be considered when there has been a significant decrease in market activity for a financial asset or financial liability being measured. The FSP also provides additional factors that entities should consider to determine whether events or circumstances indicate that a transaction is or is not orderly (i.e. distressed). FSP FAS 157-4 is effective for MBIA Corp. in the interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. MBIA Corp. has not early adopted this standard in the first quarter of 2009 but will adopt it in the second quarter of 2009 when it becomes effective. MBIA Corp. is currently evaluating the potential impact of adopting this standard.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” which amends SFAS 115 and SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” to amend the recognition criteria for other-than-temporary impairment guidance and to improve the presentation of other-than-temporary impairments in the financial statements. This FSP replaces the existing requirement that the entity’s management assert it has both the ability and intent to hold an impaired security until recovery with a requirement that management assert (a) it does not have the intent to sell the security and (b) it is more likely than not it would not have to sell the security before recovery of its cost basis. When these two criteria are met, the entity will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. The FSP includes guidance stipulating that credit losses should be measured on the basis of an entity’s estimate of the decrease in expected cash flows, including those that result from an increase in expected prepayments. An entity will be required to present the total other-than-temporary impairment in the statement of earnings with an offset for the amount recognized in other comprehensive income. This FSP also amends the current disclosure requirements to include the methodology and key inputs, such as performance indicators of the underlying assets in the security, loan to collateral value ratios, third-party guarantees, levels of subordination, and vintage, used to measure the portion of an other-than-temporary impairment related to credit losses by major security type. FSP FAS 115-2 and FAS 124-2 is effective for MBIA Corp. in the interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Upon adoption, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income, if the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security before recovery. The cost basis used to calculate accretable yield will also be adjusted to reflect this adjustment, that is, the entity will no longer accrete the noncredit component of a previously recognized other-than-temporary impairment through earnings. MBIA Corp. has not early adopted this standard in the first quarter of 2009 but will adopt it in the second quarter of 2009 when it becomes effective. MBIA Corp. is currently evaluating the potential impact of adopting this standard.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” which amends SFAS 107 to require disclosures about fair value of financial instruments within the scope of SFAS 107 in interim and annual financial statements, and the method(s) and significant assumptions used to estimate the fair value of those financial instruments. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in all interim financial statements. FSP FAS 107-1 is effective for MBIA Corp. in the interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4 and FSP FAS 115-2 and FAS 124-2. MBIA Corp. will adopt this standard in the second quarter of 2009 and since the guidance only amends the frequency of the disclosures, the adoption of FSP FAS 107-1 and APB 28-1 will not have an impact on MBIA Corp.’s consolidated balance sheets, results of operations or cash flows.

Note 4: Insurance Premiums

MBIA Corp. records premiums related to financial guarantee (non-derivative) insurance policies in accordance with SFAS 163. Refer to “Note 2: Significant Accounting Policies” and “Note 3: Recent Accounting Pronouncements” for a description of MBIA Corp.’s accounting policy for insurance premiums and the impact of the adoption of SFAS 163 on MBIA Corp.’s financial statements.

As of March 31, 2009, MBIA Corp. reported a premium receivable of $2.2 billion primarily related to installment policies for which premiums will be collected over the estimated term of the contracts. Premiums are discounted at a risk-free rate that considers the expected maturity of each contract. The weighted average risk-free rate used to discount future installment premiums was 2.64% and the weighted average expected collection term of the premium receivable was 7.81 years. For the three months ended March 31, 2009, the accretion of the premium receivable was $13 million and is reported in “Scheduled premiums earned” on MBIA Corp.’s consolidated statement of operations.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

As of March 31, 2009, MBIA Corp. reported a reinsurance premium payable of $737 million, which represents the portion of MBIA Corp.’s premium receivable that is due to reinsurers. The reinsurance premium payable will be accreted and paid as premiums due to MBIA Corp. are accreted and collected.

The following table presents a roll forward of MBIA Corp.’s premiums receivable for the three months ended March 31, 2009:

In millions
	Three months ended March 31, 2009
				Adjustments
Premiums Receivable as of December 31, 2008	SFAS 163 Transition Adjustment	Premium Payments Received	Premiums from New Business Written	Changes in Expected Term of Policies	Accretion of Premium Receivable Discount	Other	Premium Receivable as of March 31, 2009	Reinsurance Premiums Payable as of March 31, 2009
$8	$2,288	$(76)	$—	$(3)	$13	$(38)	$2,192	$737

The following table presents the future amount of premiums expected to be collected and the period in which those collections are expected to occur:

In millions	Expected Collection of Premiums
Three months ended:
June 30, 2009	$105
September 30, 2009	69
December 31, 2009	80

Twelve months ended:
December 31, 2010	279
December 31, 2011	246
December 31, 2012	215
December 31, 2013	173

Five years ended:
December 31, 2018	605
December 31, 2023	386
December 31, 2028	619

Total	$2,777

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009, MBIA Corp. reported premiums earned of $120 million, which includes $119 million of scheduled premium earnings and $1 million of refunding premium earnings. Refunding premium earnings represent premiums earned on policies for which the underlying insured obligations have been refunded, called, or terminated and for which MBIA Corp. is entitled to retain the unearned premium upon such refunding, call, or termination.

The following table presents the expected unearned premium revenue balance and the expected future premium earnings revenue as of and for the periods presented:

		Expected Future Premium Earnings
In millions	Unearned Premium Revenue	Upfront	Installments	Accretion	Total Expected Future Premium Earnings
Three months ended:
March 31, 2009	$4,621
June 30, 2009	4,488	58	75	13	146
September 30, 2009	4,359	57	72	13	142
December 31, 2009	4,234	56	69	12	137

Twelve months ended:
December 31, 2010	3,761	215	258	47	520
December 31, 2011	3,336	199	226	44	469
December 31, 2012	2,966	182	188	40	410
December 31, 2013	2,652	170	144	37	351

Five years ended:
December 31, 2018	1,493	664	495	147	1,306
December 31, 2023	782	412	299	99	810
December 31, 2028	—	401	381	133	915

Total		$2,414	$2,207	$585	$5,206

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Fair Value of Financial Instruments

Fair Value Measurements

MBIA Corp.’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157. The following fair value hierarchy tables present information about MBIA Corp.’s assets (including short-term investments) and liabilities measured at fair value on a recurring basis as of March 31, 2009 and December 31, 2008:

		Fair Value Measurements at Reporting Date Using
In millions	March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity securities:
U.S. Treasury and government agency	$157	$134	$23	$—
Foreign governments	640	281	335	24
Corporate obligations	584	—	470	114
Mortgage-backed	323	—	104	219
Asset-backed	540	—	139	401
State and municipal bonds	181	—	103	78
Other investments	1,382	1,256	126	—
Derivative assets	730	—	9	721

Total assets	$4,537	$1,671	$1,309	$1,557

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

		Fair Value Measurements at Reporting Date Using
In millions	March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Derivative liabilities	4,593	—	33	4,560

Total liabilities	$4,593	$—	$33	$4,560

		Fair Value Measurements at Reporting Date Using
In millions	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity securities:
U.S. Treasury and government agency	$746	$537	$209	$—
Foreign governments	777	369	304	104
Corporate obligations	1,226	—	1,094	132
Mortgage-backed	1,244	—	1,026	218
Asset-backed	534	—	76	458
State and municipal bonds	3,116	—	3,068	48
Other investments	1,028	1,003	25	—
Securities purchased under agreements to resell	3,344	—	2,795	549
Derivative assets	747	—	—	747

Total assets	$12,762	$1,909	$8,597	$2,256

Liabilities:
Securities sold with agreements to repurchase	$1,344	$—	$795	$549
Derivative liabilities	6,219	—	5	6,214

Total liabilities	$7,563	$—	$800	$6,763

The valuation techniques for fair valuing financial instruments included in the preceding tables are discussed in “Note 4: Fair Value of Financial Instruments” in the Notes to Consolidated Financial Statements of MBIA Insurance Corporation and Subsidiaries included in Exhibit 99.3 of MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

e. Nonperformance Risk

In compliance with the requirements of SFAS 157, our valuation methodology for insured credit derivative liabilities incorporates the Company’s own nonperformance risk and the nonperformance risk of its reinsurers. We calculate the fair value by discounting the market value loss estimated through the BET model at discount rates which include MBIA Corp.’s and the reinsurers’ credit default swap (“CDS”) spreads at March 31, 2009. In light of recent developments in the CDS and recovery derivative markets for MBIA, in the first quarter of 2009, we limited the effective spread on CDS on MBIA so that the derivative liability, after giving effect to nonperformance risk, could not be lower than MBIA’s recovery derivative price multiplied by the unadjusted derivative liability. This calculation results in a pre-tax derivative liability which is $17.1 billion lower than the liability that would have been estimated if the discount rate were equal to the Libor swap rate. The limitation on the effective CDS spread discussed above makes the derivative liability $1.9 billion higher than if the spread were not so limited. Nonperformance risk is a fair value concept and does not contradict the Company’s internal view, based on fundamental credit analysis of our economic condition, that the Company will be able to pay all claims when due.

Level 3 Analysis

Level 3 assets were $1.6 billion and $2.3 billion as of March 31, 2009 and December 31, 2008, respectively, and represented 34% and 18% of total assets measured at fair value, respectively. Level 3 liabilities were $4.6 billion and $6.8 billion as of March 31, 2009 and December 31, 2008, respectively, and represented 99% and 89% of total liabilities measured at fair value, respectively.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following tables present information about changes in Level 3 assets (including short-term investments) and liabilities measured at fair value on a recurring basis for the three months ended March 31, 2009 and 2008:

In millions	Balance, beginning of year	Realized gains / (losses)	Unrealized gains / (losses) included in earnings	Unrealized gains / (losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net (1)	Ending balance	Change in unrealized gains (losses) for the period included in earnings for assets still held at March 31, 2009
Assets:
Foreign governments	$104	$—	$—	$(2)	$(4)	$(18)	$(56)	$24	$—
Corporate obligations	132	(9)	—	7	—	(4)	(12)	114	—
Mortgage-backed securities	218	—	—	1	0	0	—	219	—
Asset-backed securities	458	—	—	(46)	0	0	(11)	401	—
State and municipal	48	—	—	0	—	30	—	78	—
Securities purchased under agreements to resell	549	—	—	—	—	(549)	—	—	—

Total assets	$1,509	$(9)	$—	$(40)	$(4)	$(541)	$(79)	$836	$—

In millions	Balance, beginning of year	Realized (gains) / losses	Unrealized (gains) / losses included in earnings	Unrealized (gains) / losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net (1)	Ending balance	Change in unrealized (gains) losses for the period included in earnings for liabilities still held at March 31, 2009
Liabilities:
Securities sold under agreements to repurchase	$549	$—	$—	$—	$—	$(549)	$—	$—	$—
Derivative contracts, net	5,468	(31)	(1,609)	—	0	30	(19)	3,839	(1,629)

Total liabilities	$6,017	$(31)	$(1,609)	$—	$0	$(519)	$(19)	$3,839	$(1,629)

(1)	Transferred in and out at the end of the period.

In millions	Balance, beginning of year	Realized gains / (losses)	Unrealized gains / (losses) included in earnings	Unrealized gains / (losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net (1)	Ending balance	Change in unrealized gains (losses) for the period included in earnings for assets still held at March 31, 2008
Assets:
Foreign governments	$37	$—	$—	$1	$—	$5	$15	$58	$—
Corporate obligations	164	0	—	(2)	—	(6)	6	162	—
Mortgage-backed securities	60	—	—	0	—	79	(21)	118	—
Asset-backed securities	11	—	—	0	—	0	—	11	—

Total assets	$272	$0	$—	$(1)	$—	$78	$0	$349	$—

In millions	Balance, beginning of year	Realized (gains) / losses	Unrealized (gains) / losses included in earnings	Unrealized (gains) / losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net (1)	Ending balance	Change in unrealized (gains) losses for the period included in earnings for liabilities still held at March 31, 2008
Liabilities:
Derivative contracts, net	$3,653	$(33)	$3,577	$—	$0	$33	$—	$7,230	$3,577

Total liabilities	$3,653	$(33)	$3,577	$—	$0	$33	$—	$7,230	$3,577

(1)	Transferred in and out at the end of the period.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Transfers out of Level 3 were $98 million for the three months ended March 31, 2009. These transfers were principally for available-for-sale securities where inputs, which are significant to their valuation, became observable during the quarter. Foreign governments and corporate obligations constituted the majority of the affected instruments. The net unrealized loss related to the transfers out of Level 3 as of March 31, 2009 was $9 million.

Transfers into and out of Level 3 were $51 million and $52 million for the three months ended March 31, 2008, respectively. These transfers were principally for available-for-sale securities where inputs, which are significant to their valuation, became unobservable or observable during the year. Foreign governments and mortgage-backed securities (“MBSs”) constituted the majority of the affected instruments. The net unrealized gain related to the net transfers out of Level 3 as of March 31, 2008 was $8 million.

Gains and losses (realized and unrealized) included in earnings pertaining to Level 3 assets and liabilities for the three months ended March 31, 2009 and 2008 are reported on the consolidated statements of operations as follows:

In millions	Unrealized gains (losses) on insured derivatives	Net realized gains (losses)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total gains (losses) included in earnings for the period	$1,609	$22	$—

Change in unrealized gains (losses) for the period included in earnings for assets and liabilities still held at March 31, 2009	$1,629	$—	$—

In millions	Unrealized gains (losses) on insured derivatives	Net realized gains (losses)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total gains (losses) included in earnings for the period	$(3,577)	$34	$—

Change in unrealized gains (losses) for the period included in earnings for assets and liabilities still held at March 31, 2008	$(3,577)	$—	$—

Note 6: Derivative Instruments

MBIA Corp. has entered into derivative transactions as an additional form of financial guarantee and for purposes of hedging risks associated with existing assets and liabilities and forecasted transactions. MBIA Corp. accounts for derivative transactions in accordance with SFAS 133, as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. Fair value of derivative instruments is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability (an exit price) in an orderly transaction between market participants at the measurement date.

Changes in the fair value of derivatives, excluding insured derivatives, are recorded each period in current earnings within “Net gains (losses) on financial instruments at fair value and foreign exchange” or in shareholders’ equity within “Accumulated other comprehensive income (loss),” depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge. Changes in the fair value of insured derivatives are recorded in “Net change in fair value of insured derivatives.” The net change in the fair value of MBIA Corp.’s insured derivatives has two primary components; (i) realized gains (losses) and other settlements on insured derivatives and (ii) unrealized gains (losses) on insured derivatives. “Realized gains (losses) and other settlements on insured derivatives” include (i) net premiums received and receivable on written CDS contracts, (ii) net premiums paid and payable to reinsurers in respect of CDS contracts, (iii) net amounts received or paid on reinsurance commutations, (iv) losses paid and payable to CDS contract counterparties due to the occurrence of a credit event or settlement agreement, (v) losses recovered and recoverable on purchased CDS contracts due to the occurrence of a credit event or settlement agreement and (vi) fees relating to CDS contracts. The “Unrealized gains (losses) on insured derivatives” include all other changes in fair value of the derivative contracts.

MBIA Corp. has entered into derivative transactions that it views as an extension of its core financial guarantee business but which do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. MBIA Corp. has insured derivatives primarily consisting of structured pools of CDSs that MBIA Corp. intends to hold for the entire term of the contract absent a negotiated settlement with the counterparty. MBIA Corp. has also provided guarantees on the value of certain structured closed-end funds, which meet the definition of a derivative under SFAS 133. MBIA Corp. reduces risks embedded in its

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

insured portfolio through the use of reinsurance and by entering into derivative transactions. This includes cessions of insured derivatives under reinsurance agreements and capital markets transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured credit derivative portfolio. Such arrangements are also accounted for as derivatives under SFAS 133 and recorded in MBIA Corp.’s financial statements at fair value.

Credit Derivatives Sold

The following table presents information about credit derivatives sold (insured) by MBIA Corp. that were outstanding as of March 31, 2009. Credit ratings represent the lower of underlying ratings currently assigned by Moody’s, S&P, or MBIA Corp.

Credit Derivatives Sold In millions	Weighted Average Remaining Expected Maturity	Notional Value
		AAA	AA	A	BBB	Below BBB	Total Notional	Fair Value Asset (Liability)
Credit default swaps	5.7 years	$78,300	$11,757	$25,092	$6,658	$20,380	$142,187	$(4,563)
Insured swaps	9.8 years	—	400	295	3,018	1,757	5,470	(9)
Total return swaps	1.2 years	—	—	200	—	—	200	—
Credit linked notes	29 years	—	—	1	—	—	1	(0)
All other	5.3 years	—	—	86	36	159	281	(21)

Total Notional		$78,300	$12,157	$25,674	$9,712	$22,296	$148,139

Total Fair Value		$(1,374)	$(376)	$(961)	$(250)	$(1,632)		$(4,593)

The following table presents information about credit derivatives sold (insured) by the Company’s insurance operations that were outstanding as of December 31, 2008. Credit ratings represent the lower of underlying ratings currently assigned by Moody’s, S&P or MBIA.

Credit Derivatives Sold In millions	Weighted Average Remaining Expected Maturity	Notional Value
		AAA	AA	A	BBB	Below BBB	Total Notional	Fair Value Asset (Liability)
Credit default swaps	5.8 years	$122,213	$5,176	$120	$1,447	$16,077	$145,033	$(6,175)
Insured swaps	16.1 years	—	1,605	5,720	8,419	1,435	17,179	(5)
Total return swaps	1.7 years	—	—	200	—	104	304	—
Credit linked notes	30.3 years	—	—	1	—	—	1	—
All other	9.4 years	195	—	288	—	—	483	(14)

Total Notional		$122,408	$6,781	$6,329	$9,866	$17,616	$163,000

Total Fair Value		$(3,450)	$(481)	$—	$(37)	$(2,226)		$(6,194)

Referenced credit ratings assigned by MBIA to insured credit derivatives are derived by MBIA Corp.’s surveillance group in conjunction with representatives from its new business and risk divisions. In assigning an internal rating, current status reports from issuers and trustees, as well as publicly available transaction-specific information, are reviewed. Also, where appropriate, cash flow analyses and collateral valuations are considered. The maximum potential amount of future payments (undiscounted) on CDSs are estimated as the notional value plus any additional debt service costs, such as interest or other amounts owing on CDSs. Refer to “Note 10: Net Insurance in Force” for further information about MBIA Corp.’s sold credit derivatives including the maximum potential undiscounted payments, recourse provisions and collateral arrangements. The maximum potential amount of future payments (undiscounted) on insured swaps, total return swaps and credit linked notes sold are estimated as the notional value of such contracts.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Financial Statement Impact

As of March 31, 2009 and December 31, 2008, MBIA Corp. reported derivative assets of $731 million and $747 million, respectively, and derivative liabilities of $4.6 billion and $6.2 billion, respectively, which are shown separately on the consolidated balance sheets. In accordance SFAS 161 the following table presents the amount of derivative assets and liabilities by instrument for the period ended March 31, 2009.

In millions
Derivatives Not Designated as Hedging Instruments under SFAS 133	Notional Amount Outstanding	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Credit default swaps—Insured derivatives	$164,468	Derivative assets	$726	Derivative liabilities	$(4,563)
Insured Swaps	5,470	Derivative assets	5	Derivative liabilities	(9)
Total return swaps	200	Derivative assets	—	Derivative liabilities	(0)
Credit linked notes	1	Derivative assets	—	Derivative liabilities	(0)
All other	284	Derivative assets	—	Derivative liabilities	(21)

Total Derivatives	$170,423		$731		$(4,593)

The following table shows the effect of derivative instruments on the consolidated statement of operations as of March 31, 2009.

In millions
Derivatives Not Designated as Hedging Instruments under SFAS 133	Location of Gain (Loss) Recognized in Income on Derivative	Net Gain (Loss) Recognized in Income
Credit default swaps—Insured derivatives	Unrealized gains (losses) on insured derivatives	$1,616
Insured Swaps	Unrealized gains (losses) on insured derivatives	1
Insured Swaps	Realized gains (losses) and other settlements on insured derivatives	32
Total return swaps	Unrealized gains (losses) on insured derivatives	—
Credit linked notes	Net gains (losses) on financial instruments at fair value and foreign exchange	—
All other	Unrealized gains (losses) on insured derivatives	(7)

Total		$1,642

Note 7: Variable Interest Entities

MBIA Corp. provides credit enhancement services to issuers of obligations that may involve issuer-sponsored special purpose entities (“SPEs”). An SPE may be considered a VIE as defined by FIN 46(R), “Consolidation of Variable Interest Entities–an interpretation of ARB No. 51,” to the extent the SPE’s total equity at risk is not sufficient to permit the SPE to finance its activities without additional subordinated financial support or if its equity investors lack any one of the characteristics of a controlling financial interest including (i) the ability to make significant decisions through voting rights, (ii) the right to receive the expected residual returns of the entity, or (iii) the obligation to absorb the expected losses of the entity. The holder of a variable interest that will absorb the majority of the expected losses of the VIE, receive the majority of the expected returns of the VIE, or both, is required to consolidate the VIE. The variable interest holder required to consolidate a VIE is considered to be the primary beneficiary under FIN 46(R). A variable interest holder determines whether it is the primary beneficiary of the VIE at initial recognition of its variable interest in the VIE and reconsiders its determination if certain events occur in a subsequent reporting period.

MBIA Corp. evaluates issuer-sponsored SPEs to determine if the entity is a VIE. For all entities determined to be VIEs, at inception and when reconsideration events occur, MBIA Corp. evaluates whether its guarantee to provide credit protection on obligations issued by VIEs will absorb the majority of the expected losses of the VIE.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

MBIA Corp. generally makes this determination based on a qualitative assessment of the design and purpose of the VIE, the capital structure and other variable interests that will absorb expected losses. If MBIA Corp. cannot make the determination based on a qualitative analysis, a quantitative analysis is used. MBIA Corp. generally provided credit protection on the most senior obligations issued by VIEs, and at inception of the contract its exposure generally had more subordination than necessary to achieve triple-A credit ratings from credit rating agencies. MBIA Corp. generally does not absorb the majority of the expected losses and is not the primary beneficiary as the result of its guarantees of insured obligations issued by VIEs. MBIA Corp. generally considers its guarantee of principal and interest payments of insured obligations, given nonperformance by a nonconsolidated VIE, to be a significant variable interest.

Consolidated VIEs

As of March 31, 2009, consolidated VIE assets and liabilities were $2.2 billion and $1.7 billion, respectively. As of December 31, 2008, consolidated VIE assets and liabilities were $2.3 billion and $1.8 billion, respectively. The Company determined that it is the primary beneficiary of the aforementioned VIEs based on its assessment of potential exposure to expected losses from providing credit protection on obligations issued by the VIEs and from holding any additional variable interests issued by the VIEs. Creditors of issuer-sponsored VIEs do not have recourse to the general assets of MBIA. In the event of nonpayment of an insured obligation issued by a consolidated VIE, the Company is obligated to pay principal and interest, when due, on the respective insured obligation only. The Company’s exposure to consolidated VIEs is limited to the credit protection provided on insured obligations and the additional variable interests acquired.

In the first quarter of 2009, additional variable interests were acquired in one consolidated VIE which has outstanding obligations insured by MBIA.

Nonconsolidated VIEs

The following tables present the total assets of nonconsolidated VIEs in which MBIA Corp. holds a significant variable interest as of March 31, 2009 and December 31, 2008. The table also presents MBIA Corp.’s maximum exposure to loss in comparison to the carrying value of liabilities resulting from financial guarantees and insured CDSs and loss and loss adjustment expense reserves as of March 31, 2009 and December 31, 2008. MBIA Corp. has aggregated nonconsolidated VIEs based on the underlying credit exposure of the insured obligation. Refer to “Note 6: Derivative Instruments” for information about MBIA Corp.’s valuation of insured derivatives. Additionally, as the majority of MBIA Corp.’s loss and LAE reserves relate to guarantees of VIEs, refer to “Note 8: Loss and Loss Adjustment Expense Reserves” for information about MBIA Corp.’s loss and LAE activity.

	March 31, 2009
			Carrying Value of Liabilities
In millions	VIE Assets	Maximum Exposure to Loss	Unearned Premium Revenue	Derivative Liabilities	Loss and Loss Adjustment Expense Reserves
Insurance:
Global Structured Finance:
Collateralized debt obligations	$68,942	$48,960	$131	$1,625	$37
Mortgage-backed residential	88,335	28,114	102	3	1,273
Mortgage-backed commercial	2,061	1,525	11	—	—
Consumer asset-backed	20,131	11,732	53	—	23
Corporate asset-backed	64,366	36,387	632	8	—

Total Global Structured Finance	243,835	126,718	929	1,636	1,333
Global Public Finance	26,461	10,064	149	—	—

Total Insurance	$270,296	$136,782	$1,078	$1,636	$1,333

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	December 31, 2008
			Carrying Value of Liabilities
In millions	VIE Assets	Maximum Exposure to Loss	Unearned Premium Revenue	Derivative Liabilities
Insurance:
Global Structured Finance:
Collateralized debt obligations	$70,778	$51,198	$11	$2,567
Mortgage-backed residential	94,574	29,677	4	1
Mortgage-backed commercial	2,196	1,660	—	—
Consumer asset-backed	21,449	12,832	1	—
Corporate asset-backed	68,101	38,498	43	4

Total Global Structured Finance	257,098	133,865	59	2,572
Global Public Finance	25,561	9,621	85	—

Total Insurance	$282,659	$143,486	$144	$2,572

The maximum exposure to loss as a result of MBIA Corp.’s variable interest in the VIE is represented by net insurance in force. Net insurance in force is the maximum future payments of principal and interest, net of cessions to reinsurers, which may be required under commitments to make payments on insured obligations issued by nonconsolidated VIEs, assuming a full credit event occurs. The maximum exposure to loss presented in the preceding table is included in and not incremental to the net insurance in force presented in Note 10, “Net Insurance in Force.” The Company adopted SFAS 163, effective and applied prospectively beginning January 1, 2009, which requires deferred premium revenue to be recognized and measured based on the present value, using the risk-free discount rate, of premiums due or expected to be collected in installments. Therefore, “Unearned Premium Revenue” presented under “Carrying Value of Liabilities” in the preceding Nonconsolidated VIEs tables as of March 31, 2009 and December 31, 2008 are based on different accounting estimates due to the change in accounting principle required by SFAS 163.

Balance Sheet Impact of Consolidated VIEs

The following table presents the carrying amounts and classification of assets and liabilities of consolidated VIEs as of March 31, 2009 and December 31, 2008:

In millions	March 31, 2009	December 31, 2008
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $592 and $632)	$592	$632
Investments held-to-maturity, at amortized cost	1,196	1,215
Cash and cash equivalents(1)	15	31
Accrued investment income	1	2
Other assets	410	423

Total assets	$2,214	$2,303

Liabilities
Variable interest entity notes	$1,698	$1,792

Total liabilities	$1,698	$1,792

(1)	Cash and cash equivalents held by certain consolidated VIEs and pledged as security for the benefit of each respective VIEs’ noteholders.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 8: Loss and Loss Adjustment Expense Reserves

In connection with MBIA Corp.’s adoption of SFAS 163, beginning January 1, 2009, MBIA Corp. no longer recognizes an unallocated loss reserve for losses that have occurred or are probable to occur as a result of credit deterioration in MBIA Corp.’s insured portfolio but which have not yet been specifically identified and applied to specific insured obligations. Therefore, MBIA Corp.’s Loss and LAE reserves as of March 31, 2009 only represent case basis reserves established in accordance with SFAS 163. Case basis reserves represent MBIA Corp.’s estimate of expected losses on credits that have defaulted or are expected to default. Refer to “Note 2: Significant Accounting Policies” and “Note 3: Recent Accounting Pronouncements” for a description of MBIA Corp.’s accounting policy for insurance losses and the impact of the adoption of SFAS 163 on MBIA Corp.’s financial statements.

A summary of MBIA Corp.’s case basis reserve activity for the three months ended March 31, 2009 is presented in the following table:

In millions	1Q 2009
Gross loss and LAE reserve beginning balance	$1,558
Less: reinsurance recoverable	57
Less: SFAS 163 transition adjustment, net	179

Net beginning balance	1,322

Incurred related to:
Current year	(180)
Prior years	631

Total incurred	451

Net paid (recovered) related to:
Current year	3
Prior years	452

Total net paid	455

Net ending balance	1,318
Plus: reinsurance recoverable on unpaid losses	308

Gross loss and LAE reserve ending balance	$1,626

During the first quarter of 2009, MBIA Corp. incurred $636 million of loss and loss adjustment expenses. Of the $636 million, MBIA Corp. incurred $634 million for expected claim payments and $2 million for LAE related to remediation efforts of insured obligations. MBIA Corp’s insured exposure related to second-lien residential mortgage-backed securities (“RMBS”) transactions consisting of home equity lines of credit (“HELOC”) and closed-end second-lien mortgages represented $645 million of the Company’s incurred expense.

Total net paid activity for the three months ended March 31, 2009 of $455 million primarily related to insured obligations within MBIA Corp.’s RMBS sector. MBIA Corp. had salvage and subrogation receivables of $619 million as of March 31, 2009 and $459 million as of December 31, 2008 included in “Other assets” on MBIA Corp.’s consolidated balance sheet. Amounts due to reinsurers related to salvage and subrogation totaled $17 million as of March 31, 2009 and $13 million as of December 31, 2008, and are included in “Other liabilities” on MBIA Corp.’s consolidated balance sheet.

MBIA Corp.’s Insured Portfolio Management Division (“IPM”) monitors MBIA Corp.’s outstanding insured obligations with the objective of minimizing losses. IPM meets this objective by identifying issuers that, because of deterioration in credit quality or changes in the economic, regulatory or political environment, are at a heightened risk of defaulting on debt service of obligations insured by MBIA Corp. In such cases, IPM works with the issuer, trustee, bond counsel, servicer, underwriter and other interested parties in an attempt to alleviate or remedy the problem and avoid defaults on debt service payments. IPM works closely with MBIA Corp.’s Risk Management function and the applicable business unit to analyze insured obligation performance and credit risk parameters, both before and after an obligation is insured.

Once an obligation is insured, MBIA Corp. typically requires the issuer, servicer (if applicable) and the trustee to furnish periodic financial and asset related information, including audited financial statements, to IPM for review. IPM also monitors publicly available information related to insured obligations. Potential problems uncovered through this review, such as poor financial results, low fund balances, covenant or trigger violations and trustee or servicer problems or other events that could have an adverse impact on the insured obligation, could result in an immediate surveillance review and

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

an evaluation of possible remedial actions. IPM also monitors and evaluates the impact on issuers of general economic conditions, current and proposed legislation and regulations, as well as state and municipal finances and budget developments.

Insured obligations are monitored periodically. The frequency and extent of such monitoring is based on the criteria and categories described below. Insured obligations that are judged to merit more frequent and extensive monitoring or remediation activities due to a deterioration in the underlying credit quality of the insured obligation or the occurrence of adverse events related to the underlying credit of the issuer are assigned to a surveillance category (“Caution List-Low,” “Caution List-Medium,” “Caution List-High,” or “Classified List”) depending on the extent of credit deterioration or the nature of the adverse events. IPM monitors insured obligations assigned to a surveillance category more frequently and, if needed, develops a remediation plan to address any credit deterioration. MBIA Corp. does not establish any case basis reserves for insured obligations that are assigned to “Caution List-Low,” “Caution List-Medium,” or “Caution List-High.” In the event MBIA Corp. expects to pay a claim in excess of the unearned premium reserve with respect to an insured transaction, it places the insured transaction on its “Classified List” and establishes a case basis reserve. The following provides a description of each surveillance category:

“Caution List – Low”—Includes issuers where debt service protection is adequate under current and anticipated circumstances. However, debt service protection and other measures of credit support and stability may have declined since the transaction was underwritten and the issuer is less able to withstand further adverse events. Transactions in this category generally require more frequent monitoring than transactions that do not appear within a surveillance category. IPM subjects issuers in this category to heightened scrutiny.

“Caution List – Medium”—Includes issuers where debt service protection is adequate under current and anticipated circumstances, although adverse trends have developed and are more pronounced than for “Caution List – Low.” Issuers in this category may have breached one or more covenants or triggers. These issuers are more closely monitored by IPM but generally take remedial action on their own.

“Caution List – High”—Includes issuers where more proactive remedial action is needed but where no defaults on debt service payments are expected. Issuers in this category exhibit more significant weaknesses, such as low debt service coverage, reduced or insufficient collateral protection or inadequate liquidity, which could lead to debt service defaults in the future. Issuers in this category have breached one or more covenants or triggers, have not taken conclusive remedial action, and IPM adopts a remediation plan and takes more proactive remedial actions.

“Classified List”—Includes all insured obligations where MBIA Corp. has paid a claim and where a claim payment is expected to exceed its unearned premium reserve. Generally, IPM is actively remediating these credits where possible, including restructurings through legal proceedings, usually with the assistance of specialist counsel and advisors.

The following table provides information about the financial guarantees and related claim liability included in each of MBIA Corp.’s surveillance categories as of March 31, 2009:

	Surveillance Categories
$ in millions	Caution List- Low	Caution List- Medium	Caution List- High	Classified List	Total
Number of policies	198	48	17	111	374
Number of issues(1)	23	29	15	87	154
Remaining weighted average contract period (in years)	12.7	7.1	4.9	6.7	7.4
Gross insured contractual payments outstanding:
Principal	$4,307	$6,784	$4,606	$14,724	$30,421
Interest	3,948	2,617	636	2,046	9,247

Total	$8,255	$9,401	$5,242	$16,770	$39,668

Gross claim liability	$—	$—	$—	$2,200	$2,200
Less:
Gross potential recoveries	—	—	—	510	510
Discount, net	—	—	—	44	44

Net claim liability	$—	$—	$—	$1,646	$1,646

Unearned premium revenue	$109	$26	$11	$43	$189
Claim liability reported in the consolidated balance sheet(2)	$—	$—	$—	$1,603	$1,603
Reinsurance recoverable on claim liability(3)	$—	$—	$—	$306	$306

(1)	An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.
(2)	Reported within “Loss and loss adjustment expense reserves” on MBIA Corp.’s consolidated balance sheets.
(3)	Reported within “Reinsurance recoverable on paid and unpaid losses” on MBIA Corp.’s consolidated balance sheets.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents changes in MBIA Corp.’s loss and LAE reserve for the three months ended March 31, 2009. Changes in the loss and LAE reserve attributable to the accretion of the loss reserves discount, changes in discount rates, and changes in the timing and amounts of estimated payments and recoveries are recorded in “Loss and loss adjustment expenses” in MBIA Corp.’s statement of operations. LAE reserves are expected to be settled within a one year period and are not discounted. As of March 31, 2009, the weighted average risk-free rate used to discount the claim liability was 2.065%.

In millions
			Changes during the period
Net Loss and LAE Reserve as of December 31, 2008	SFAS 163 Transition Adjustment	Net Loss and LAE Payments for Cases with Reserves	Net Accretion of Claim Liability Discount	Net Changes in Discount Rates	Net Changes in Timing of Payments	Changes in Amount of Net Payments	Net Changes in Assumptions	Changes in Unearned Premium Revenue	Net Change in LAE Reserve	Net Loss and LAE Reserve as of March 31, 2009
$1,501	$(179)	$(541)	$3	$(10)	$(134)	$270	$391	$4	$13	$1,318

Remediation actions may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, transfer of servicing, consideration of restructuring plans, acceleration, security or collateral enforcement, actions in bankruptcy or receivership, litigation and similar actions. The types of remedial actions pursued are based on the insured obligation’s risk type and the nature and scope of the event giving rise to the remediation. As part of any such remedial actions, MBIA Corp. seeks to improve its security position and to obtain concessions from the issuer of the insured obligation. From time to time, the issuer of an MBIA Corp.-insured obligation may, with the consent of MBIA Corp., restructure the insured obligation by extending the term, increasing or decreasing the par amount or decreasing the related interest rate, with MBIA Corp. insuring the restructured obligation.

Costs associated with remediating insured obligations assigned to MBIA Corp.’s “Caution List—Low,” “Caution-List—Medium,” “Caution List—High” and “Classified List” are recorded as LAE. LAE is recorded as part of MBIA Corp.’s provision for its loss reserves and included in “Losses and loss adjustment” on MBIA Corp.’s consolidated statement of operations. The following table provides information about the expenses and reserves net of recoveries (gross and net of reinsurance) related to remedial actions for insured obligations included in MBIA Corp.’s surveillance categories:

	Three months ended March 31,
In thousands	2009	2008
Loss adjustment expense incurred, gross	$25,413	$4,456
Loss adjustment expense incurred, net	$23,755	$4,203
Loss adjustment expense reserve, gross	$22,762	$3,667
Reinsurance recoverable (payable) related to loss adjustment expense reserve	$1,732	$247

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 9: Income Taxes

MBIA Corp.’s income taxes and the related effective tax rates for the three months ended March 31, 2009 and 2008 are as follows:

	Three months ended March 31
In millions	2009		2008
Pre-tax income (loss)	$1,065		$(3,545)
Provision (benefit) for income taxes	394	37.0%	(1,254)	35.4%

MBIA Corp.’s effective tax rate for the three months ended March 31, 2009 was primarily a result of an unrealized net gain recorded on MBIA Corp.’s derivative portfolio, the tax-exempt interest from investments, and the change in the valuation allowance. The effective tax rate increased from 35.4% in 2008 to 37.0% in 2009 largely due to the establishment of a valuation allowance in 2009 that was not present in 2008.

MBIA Corp. has calculated its year-to-date effective tax rate by treating the unrealized net gains on its insured derivative portfolio as a discrete item. As such, these net gains, calculated at the statutory rate of 35%, are an adjustment to the annual effective tax rate that MBIA Corp. has estimated for all other pre-tax income. Given the inability to estimate this item for the full year of 2009, which directly affects MBIA Corp.’s ability to estimate its pre-tax gain or loss and the related effective tax rate for the full year of 2009, MBIA Corp. believes that it is appropriate to treat these unrealized net gains as a discrete item for purposes of calculating the effective tax rate for the quarter. Further changes in the fair value of MBIA Corp.’s derivative portfolio during 2009 will impact MBIA Corp.’s annual effective tax rate.

Deferred Tax Asset, Net of Valuation Allowance

MBIA Corp. is required to establish a valuation allowance against its deferred tax asset when it is more likely than not that all or a portion of the deferred tax asset will not be realized. All evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends on the existence of sufficient taxable income of appropriate character (for example, ordinary income versus capital gains) within the carryforward period available under the tax law.

As of March 31, 2009, MBIA Corp. reported a net deferred tax asset of $880 million primarily related to unrealized losses recorded on the Company’s derivative and investment portfolios. Included in the net deferred tax asset of $880 million is a valuation allowance of $12 million. MBIA Corp. did not have a valuation allowance established as of March 31, 2008.

Unrealized Losses on Credit Derivative Contracts

Approximately $981 million of the net deferred tax asset was a result of the cumulative unrealized losses of $2.8 billion, which excludes credit impairments, primarily related to insured credit derivatives. MBIA Corp. believes that it is more likely than not that its total $981 million in deferred tax assets associated with the unrealized losses of $2.8 billion will be realized as MBIA Corp. expects the unrealized losses to substantially reverse over time, at which point the related deferred tax asset will reverse. As such, no valuation allowance with respect to this item was established. In its conclusion, MBIA Corp. considered the following evidence (both positive and negative):

•

Due to the long-tail nature of the financial guarantee business, it is important to note that MBIA Corp., even without regard to any new business, will have a steady stream of scheduled premium earnings with respect to the existing insured portfolio. MBIA Corp.’s announcement in February 2008 of a temporary suspension in writing new structured finance transactions and a permanent cessation with respect to insuring new CDS contracts, except in transactions related to the reduction of existing derivative exposure, would not have an impact on the expected earnings related to the existing insured portfolio. Although MBIA Corp. expects the majority of the unrealized losses to reverse at maturity, MBIA Corp. performed a taxable income projection over a 15-year period to determine whether it will have sufficient income to offset its deferred tax assets that

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

will generate future ordinary deductions. In this analysis, MBIA Corp. concluded that premium earnings, even without regard to any new business, combined with investment income, less deductible expenses, will be sufficient to recover the net deferred tax asset of $880 million, which includes the $981 million related primarily to CDS contracts.

•

While the ratings downgrades by the rating agencies has limited MBIA Corp.’s ability to write new business, the downgrades did not have a material impact on earnings from the existing insured portfolio, which MBIA Corp. believes will be sufficient to absorb losses in the event that the cumulative unrealized losses become fully impaired.

•

With respect to installment policies, MBIA Corp. generally does not have an automatic cancellation provision solely in connection with ratings downgrades. For purposes of projecting future taxable income, MBIA Corp. has applied a haircut to adjust for the possible cancellation of future installment premiums based on recent data. With regards to upfront policies, to the extent that the issuer chooses to terminate a policy, any unearned premium reserve with respect to that policy will be accelerated and earned (i.e. refundings).

•

MBIA Corp. treats the CDS contracts as insurance contracts for U.S. tax purposes. MBIA Corp. provides an insurance policy guaranteeing CDS contracts written by LaCrosse. While LaCrosse’s financial information is consolidated into MBIA Corp.’s GAAP financial statements based on the FIN 46(R) criteria, MBIA Corp. does not hold any equity interest with respect to LaCrosse. MBIA Corp.’s income derived from the CDS contracts is treated as premium income for statutory income purposes. In the event that there is a default in which MBIA Corp. is required to pay claims on such CDS contracts, MBIA Corp. believes that the losses should be characterized as an ordinary loss for tax purposes and, as such, the event or impairment will be recorded as case reserves for statutory accounting purposes in recognition of the potential claim payment. For tax purposes, MBIA Corp. follows the statutory accounting principle as the basis for computing its taxable income. Because the federal income tax treatment of CDS contracts is an unsettled area of tax law, in the event that the Internal Revenue Service (“IRS”) has a different view in which the losses are considered capital losses, MBIA Corp. would be required to establish a valuation allowance against substantially all of the deferred tax asset related to these losses. The establishment of this valuation allowance would have a material adverse effect on MBIA Corp.’s financial condition.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Capital Losses

MBIA Corp. realized capital losses of $26 million, of which $34 million related to other-than-temporary impairments. MBIA Corp. established a valuation allowance against the entire deferred tax asset related to other than temporary impairments.

Unrealized Losses on FAS 115 Securities

As of March 31, 2009, MBIA Corp. had approximately $22 million in deferred tax assets related to unrealized losses on investments. MBIA Corp. expects, based on its ability and intent, to hold these investments until maturity. As such, MBIA Corp. expects the recovery of the value of these securities to par and the related deferred tax assets will reverse over the life of the securities.

After reviewing all of the evidence available, both positive and negative, MBIA believes that MBIA Corp. has appropriately valued the recoverability of its deferred tax assets, net of the valuation allowance, as of March 31, 2009. MBIA Corp. continues to assess the need for additional valuation allowances as additional evidence becomes available.

Ownership Change under Section 382 of the Internal Revenue Code

Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of net operating loss (“NOL”) carryforwards, other tax carryforwards, and certain built-in losses as defined under that Section, upon an ownership change. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in MBIA’s stock by more than 50 percentage points over a testing period (generally three years).

As of March 31, 2009, MBIA Corp. has not experienced an ownership change under Section 382. However, had one occurred as of March 31, 2009, the ownership change, in itself, would not have had a material impact on MBIA Corp.’s financial position or results of operations. MBIA Corp. has already established a full valuation allowance against its capital loss carryforwards, and MBIA Corp. has the ability and intent to hold securities with a unrealized losses as of March 31, 2009 to maturity, or until such time as the value recovers as not to trigger realized losses subject to limitation under Section 382. Additionally, MBIA Corp. expects to have sufficient income to utilize its alternative minimum tax credit, which may be carried forward indefinitely. The Company has no net operating loss carryforwards from 2008.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FIN 48, “Accounting for Uncertainty in Income Taxes”

As of March 31, 2009, the total amount accrued with respect to uncertain tax positions is approximately $5 million and the related interest and penalties accrued was approximately $3 million, which was accrued at the date of adoption. The amount of interest and penalties during the first quarter was not material.

MBIA’s major tax jurisdictions include the U.S., the United Kingdom (“U.K.”) and France. MBIA and its U.S. subsidiaries file a U.S. consolidated federal income tax return. U.S. federal income tax returns have been examined through 2005 by the IRS. During the first quarter of 2009, the IRS initiated an examination of the 2007 tax year. Also during the first quarter of 2009, the IRS completed the partnership audit in relation to an adjustment that had to be accounted for by MBIA Inc. during tax years 2004 through 2006. No material adjustment was made.

The U.K. tax authorities are currently auditing tax years 2005 through 2006, which should be resolved by the end of 2009. The French tax matters have been concluded through 2006. MBIA settled, in February 2009, an unrecognized tax benefit that was established in prior years relating to the timing for recognizing earned premium.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The change in the unrecognized tax benefit at March 31, 2009 is as follows:

In thousands	Total
Unrecognized tax benefits at December 31, 2008	$16,842
The gross amount of increase/(decrease) in UTB due to tax positions taken
During prior year	—
During current year	152
The amount of decreases in the UTBs relating to settlements with taxing authorities	(11,826)
The reductions to UTBs as a result of a lapse of the applicable statute of limitation	—

Unrecognized tax benefits at March 31, 2009	$5,168

It is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months due to the possibility of the conclusion of all the tax examinations. The range of this possible change in the amount of uncertain tax benefits cannot be estimated at this time.

Note 10: Net Insurance in Force

MBIA Corp. guarantees the payment of principal of, and interest or other amounts owing on, municipal, asset-/mortgage-backed and other non-municipal securities. Additionally, MBIA Corp. has insured CDSs primarily on pools of collateral, which it previously considered part of its core financial guarantee business. The pools of collateral are primarily made up of corporate obligations, but also include commercial and residential mortgage-backed securities-related assets. MBIA Corp.’s net insurance in force represents the aggregate amount of the insured principal of, and interest or other amounts owing on insured obligations, net of cessions to reinsurers. MBIA Corp.’s ultimate exposure to credit loss in the event of nonperformance by the issuer of the insured obligation is represented by the net insurance in force in the tables that follow.

The financial guarantees issued by MBIA Corp. provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except that MBIA Corp. may have the right, at its discretion, to accelerate insured obligations upon default or otherwise. Certain guaranteed investment contracts written by MBIA Inc. and guaranteed by MBIA Corp. are terminable upon ratings downgrades, and if MBIA Inc. were to have insufficient assets to pay the termination payments, MBIA Corp. would make such payments.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The creditworthiness of each issuer of an insured obligation is evaluated prior to the issuance of insurance, and each insured obligation must comply with MBIA Corp.’s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become MBIA Corp.’s upon the payment of a claim by MBIA Corp.

MBIA Corp. maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance. For global public finance transactions these include economic and social trends, debt and financial management, adequacy of anticipated cash flow, satisfactory legal structure and other security provisions, viable tax and economic bases, adequacy of loss coverage and project feasibility. For global structured finance transactions, MBIA Corp.’s underwriting guidelines, analysis and due diligence focus on counterparty credit and operational quality. MBIA Corp. also analyzes the quality of asset pools, as well as their historical and projected performance. The strength of a structure, including legal segregation of the assets, cash flow analysis, the size and source of first loss protection, asset performance triggers and financial covenants are also reviewed. Such guidelines are subject to periodic review by a senior risk committee, which is responsible for establishing the criteria for MBIA Corp.’s underwriting standards as well as maintaining the standards in its insurance operations.

As of March 31, 2009, net insurance in force, which represents principal and interest or other amounts owing on insured obligations, net of cessions to reinsurers and other reimbursement agreements, had an expected maturity range of 1-47 years. The distribution of net insurance in force by geographic location, excluding $6.2 billion and $8.5 billion relating to transactions guaranteed by MBIA Corp. on behalf of various investment management services affiliated companies as of March 31, 2009 and December 31, 2008, respectively, is presented in the following table:

	As of March 31, 2009		As of December 31, 2008
Geographic Location In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
New York	$1.2	0.4%	$86.3	7.2%
Delaware	1.2	0.4%	3.8	0.3%
California	0.6	0.2%	163.6	13.7%
Nebraska	0.4	0.2%	4.1	0.3%
Minnesota	0.3	0.1%	11.1	0.9%
Florida	0.2	0.1%	68.0	5.7%
Pennsylvania	—	—%	32.9	2.7%
Missouri	—	—%	10.9	0.9%
Alabama	—	—%	7.4	0.6%
Puerto Rico	—	—%	13.1	1.1%

Subtotal	3.9	1.4%	401.2	33.4%
Nationally diversified	162.1	58.2%	178.5	14.9%
Other states	—	—%	499.6	41.8%

Total United States	166.0	59.6%	1,079.3	90.1%

Internationally diversified	40.9	14.7%	43.9	3.6%
Country specific	71.6	25.7%	75.1	6.3%

Total Non-United States	112.5	40.4%	119.0	9.9%

Total	$278.5	100.0%	$1,198.3	100.0%

The net insurance in force by type of bond is presented in the following table:

	As of March 31, 2009		As of December 31, 2008
Bond Type In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
United States Public Finance
General obligation	$—	—%	$391.3	32.6%

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	As of March 31, 2009		As of December 31, 2008
Bond Type In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
Municipal utilities	—	—%	162.8	13.6%
Tax-backed	—	—%	111.9	9.3%
Transportation	—	—%	93.0	7.8%
Health care	—	—%	50.5	4.2%
Military housing	—	—%	34.6	2.9%
Health care	—	—%	21.7	1.8%
Investor-owned utilities(1)	—	—%	15.8	1.3%
Municipal housing	—	—%	15.0	1.3%
Student loans	—	—%	7.0	0.6%
Other(2)	—	—%	4.4	0.4%

Total United States Public Finance	—	—%	908.0	75.8%

International Public Finance
International utilities	$18.0	6.5%	$18.6	1.6%
Sovereign and sub-sovereign(3)	16.9	6.1%	17.3	1.4%
Transportation	12.4	4.5%	14.1	1.2%
Local governments(4)	0.4	0.1%	0.9	0.1%
Municipal housing	0.2	0.1%	0.2	0.0%
Higher education	0.1	0.0%	0.1	0.0%
Health care	0.1	0.0%	0.1	0.0%

Total International Public Finance	48.1	17.3%	51.3	4.3%

Global Structured Finance—United States:
Collateralized debt obligations(5)	97.1	34.9%	98.3	8.2%
Mortgage-backed residential	27.1	9.7%	28.6	2.4%
Mortgage-backed commercial	0.7	0.3%	0.7	0.1%
Consumer asset-backed:
Auto loans	6.0	2.2%	6.8	0.6%
Student loans	2.8	1.0%	2.8	0.2%
Manufactured housing	2.6	0.9%	2.7	0.2%
Other consumer asset-backed	0.8	0.3%	0.9	0.1%
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	3.1	1.1%	3.2	0.3%
Rental car fleets	2.9	1.1%	3.1	0.3%
Secured airline equipment securitization (EETC)	3.0	1.1%	3.1	0.3%
Other operating assets	1.5	0.5%	1.6	0.1%
Structured insurance securitizations	9.3	3.3%	10.0	0.8%
Franchise assets	1.4	0.5%	1.5	0.1%
Intellectual property	4.0	1.4%	4.1	0.3%
Other corporate asset-backed	3.7	1.3%	3.9	0.3%

Total United States Structured Finance	166.0	59.6%	171.3	14.3%

Global Structured Finance—Non-United States
Collateralized debt obligations(5)	38.7	13.9%	40.2	3.3%
Mortgage-backed residential	7.8	2.8%	8.5	0.7%
Mortgage-backed commercial	5.0	1.8%	6.2	0.5%
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	2.0	0.7%	2.1	0.2%
Secured airline equipment securitization (EETC)	0.4	0.2%	0.4	0.0%
Structured insurance securitizations	0.1	0.0%	0.1	0.0%
Franchise assets	1.2	0.4%	1.2	0.1%
Intellectual property	0.6	0.2%	0.8	0.1%
Future flow	2.6	0.9%	2.9	0.2%
Other corporate asset-backed	6.0	2.2%	5.3	0.5%

Total Non-United States Structured Finance	64.4	23.1%	67.7	5.6%

Total Global Structured Finance	230.4	82.7%	239.0	19.9%

Total	$278.5	100.0%	$1,198.3	100.0%

(1)	Includes investor owned utilities, industrial development and pollution control revenue bonds.
(2)	Includes certain non-profit enterprises and stadium related financing.
(3)	Includes regions, departments or their equivalent in each jurisdiction as well as sovereign owned entities that are supported by a sovereign state, region or department.
(4)	Includes municipal owned entities backed by sponsoring local government.
(5)	Includes transactions (represented by structured pools of primarily investment grade corporate credit risks or commercial real estate assets) that do not include typical CDO structuring characteristics, such as tranched credit risk, cash flow waterfalls, or interest and over-collateralization coverage tests.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

MBIA Corp. has entered into certain guarantees of derivative contracts, included in the preceding tables, which do not qualify for the financial guarantee scope exception under SFAS 133. MBIA Corp. generally guarantees the timely payment of principal and interest related to these derivatives upon the occurrence of a credit event with respect to a referenced obligation. The maximum amount of future payments that MBIA Corp. may be required to make under these guarantees is $131 billion. This amount is net of $24 billion of insured derivatives ceded under reinsurance agreements and capital market transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured derivatives. MBIA Corp.’s guarantees of derivative contracts have a legal maximum maturity range of 1-87 years. A small number of insured credit derivative contracts have very long-dated maturities, which comprise the longest maturity dates of underlying collateral. However, the expected maturities of such contracts are much shorter due to amortizations and prepayments in the underlying collateral pools. In accordance with SFAS 133, the fair values of these guarantees at March 31, 2009 are recorded on the balance sheet as assets and liabilities, representing gross gains and losses, of $721 million and $4.6 billion, respectively. These derivative contracts are discussed further in “Note 6: Derivative Instruments.”

MBIA Corp. may hold recourse provisions with third parties in derivative transactions through both reinsurance and subrogation rights. MBIA Corp.’s reinsurance arrangements provide that should MBIA Corp. pay a claim under a guarantee of a derivative contract, then MBIA Corp. could collect amounts from any reinsurers that have reinsured the guarantee on either a proportional or non-proportional basis, depending upon the underlying reinsurance agreement. MBIA Corp. may also have recourse through subrogation rights whereby if MBIA Corp. makes a claim payment, it is entitled to any rights of the insured counterparty, including the right to any assets held as collateral.

MBIA Corp. has also issued guarantees of certain obligations issued by its investment management affiliates that are excluded from the previous tables. These guarantees take the form of insurance policies issued by MBIA Corp. on behalf of the investment management services affiliates. Should one of these affiliates default on its insured obligations, MBIA Corp. will be required to pay all scheduled principal and interest amounts outstanding. As of March 31, 2009, the maximum amount of future payments that MBIA Corp. could be required to make under these guarantees is $6.2 billion. These guarantees have a maximum maturity range of 1-39 years, were entered into on an arm’s length basis and are fully collateralized by marketable securities. MBIA Corp. has both direct recourse provisions and subrogation rights in these transactions. If MBIA Corp. is required to make a payment under any of these affiliate guarantees, it would have the right to seek reimbursement from such affiliate and to liquidate any collateral to recover amounts paid under the guarantee.

Note 11: Reinsurance

Ceded Exposure

On February 17, 2009, MBIA Corp. ceded all of its U.S. public finance business to National by entering into a Quota Share Reinsurance Agreement with National, effective January 1, 2009 (the “MBIA Corp. Reinsurance Agreement”), and by assigning to National pursuant to a separate assignment agreement its rights, interests and obligations with respect to the U.S. public finance business of Financial Guarantee Insurance Corporation (“FGIC”) that was reinsured by MBIA Corp. pursuant to a reinsurance agreement with FGIC.

The portfolio transferred to National by reinsurance or through the assignment of the FGIC Reinsurance Agreement consists entirely of U.S. public finance business with total net par outstanding of approximately $554 billion. The reinsurance and assignment transactions between MBIA Corp. and National, which became effective as of January 1, 2009, enable covered policyholders and

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

certain ceding insurers to present claims for payment directly to National in accordance with the terms of the cut-through provisions of the MBIA Corp. Reinsurance Agreement and the FGIC Reinsurance Agreement. Under the terms of the cut-through provision in each of those agreements, the covered policyholders and ceding insurers are granted a third party beneficiary right under the agreement with respect to the applicable cut-through provision only.

The reinsurance and assignment agreements between MBIA Corp. and National (including the right to present claims for payment directly to National described in the previous paragraph) can be terminated upon the mutual agreement of MBIA Corp. and National, which termination is subject to the receipt of insurance regulatory approvals. In addition, the MBIA Reinsurance Agreement may not be terminated if, after giving effect to the termination, the ratings assigned to the underlying securities or bonds would be downgraded or withdrawn. National may also assign the MBIA Reinsurance Agreement under certain circumstances to a reinsurer rated at least as highly as National, which assignment is subject to the receipt of insurance regulatory approvals. In connection with the National Transformation, MBIA Corp. commuted an existing reinsurance agreement with National pursuant to which MBIA Corp. reinsured 100% of all of the policies of MBIA Illinois. The commutation is effective as of January 1, 2009. No penalties were incurred in connection with the commutation.

Reinsurance enables MBIA Corp. to cede exposure for purposes of syndicating risk and increasing its capacity to write new business while complying with its single risk and credit guidelines. MBIA Corp. reinsures exposure to other insurance companies under various treaty and facultative reinsurance contracts, both on a proportional and non-proportional basis. In the event that any or all of the reinsurers are unable to meet their obligations, MBIA Corp. would be liable for such defaulted amounts. When a reinsurer is downgraded by one or more of the rating agencies, less capital credit is given to MBIA Corp. under rating agency models and the overall value of the reinsurance to MBIA Corp. is reduced.

MBIA Corp. generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including a reinsurer’s rating downgrade below specified thresholds. MBIA Corp. will continue to evaluate its use of reinsurance during 2009, which may result in portfolio commutations from reinsurers.

MBIA Corp. requires certain unauthorized reinsurers to maintain bank letters of credit or establish trust accounts to cover liabilities ceded to such reinsurers under reinsurance contracts. As of March 31, 2009, the total amount available under these letters of credit and trust arrangements was $784 million. MBIA Corp. remains liable on a primary basis for all reinsured risk, and although MBIA Corp. believes that its reinsurers remain capable of meeting their obligations, there can be no assurance of such in the future.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The aggregate amount of insurance in force ceded by MBIA Corp. to reinsurers under reinsurance agreements was $962.8 billion and $76.2 billion as of March 31, 2009 and December 31, 2008, respectively. In addition, MBIA Corp. cedes to National the risk that reinsurance under the Third-Party Reinsurance Agreements is not collected for U.S. public finance exposures. The distribution of ceded insurance in force by geographic location is presented in the following table:

	As of March 31, 2009		As of December 31, 2008
Geographic Location In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
California	$166.2	17.2%	$5.9	7.7%
New York	87.7	9.1%	3.1	4.1%
Florida	68.3	7.1%	1.4	1.8%
Texas	56.3	5.9%	1.7	2.2%
Illinois	52.3	5.4%	1.5	2.0%
New Jersey	41.3	4.3%	1.6	2.1%
Pennsylvania	32.8	3.4%	0.7	0.9%
Washington	30.7	3.2%	0.8	1.0%
Michigan	27.4	2.8%	0.6	0.8%
Massachusetts	24.9	2.6%	2.1	2.8%

Subtotal	587.9	61.0%	19.4	25.4%
Nationally diversified	29.7	3.1%	20.4	26.8%
Other states	321.5	33.4%	11.5	15.1%

Total United States	939.1	97.5%	51.3	67.3%

Internationally diversified	11.4	1.2%	12.1	15.9%
Country specific	12.3	1.3%	12.8	16.8%

Total Non-United States	23.7	2.5%	24.9	32.7%

Total	$962.8	100.0%	$76.2	100.0%

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The distribution of ceded insurance in force by type of bond is presented in the following table:

	As of March 31, 2009		As of December 31, 2008
Bond Type In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
Global Public Finance—United States:
General obligation	$393.2	40.9%	$8.8	11.6%
Municipal utilities	164.7	17.1%	5.3	7.0%
Tax-backed	113.8	11.8%	3.5	4.6%
Transportation	98.2	10.2%	6.6	8.7%
Higher education	50.5	5.3%	3.3	4.3%
Health care	34.6	3.6%	1.1	1.4%
Military housing	22.1	2.3%	0.5	0.7%
Investor-owned utilities(1)	16.5	1.7%	0.5	0.7%
Municipal housing	14.5	1.5%	0.8	1.0%
Student loans	6.9	0.7%	0.3	0.4%
Other(2)	4.1	0.4%	0.2	0.2%

Total United States Public Finance	919.1	95.5%	30.9	40.6%
International Public Finance:
Sovereign and sub-sovereign(3)	$3.4	0.4%	$3.2	4.2%
Transportation	2.8	0.3%	3.2	4.2%
International utilities	2.8	0.3%	2.9	3.8%
Local governments(4)	0.4	0.0%	0.6	0.8%
Municipal housing	0.0	0.0%	0.0	0.0%
Health care	0.1	0.0%	0.1	0.1%
Higher education	0.0	0.0%	0.0	0.0%

Total Non-United States	9.5	1.0%	10.0	13.1%
Total Global Public Finance	928.6	96.5%	40.9	53.7%

Global Structured Finance—United States:
Collateralized debt obligations(5)	14.3	1.5%	14.4	18.9%
Mortgage-backed residential	1.2	0.1%	1.2	1.6%
Mortgage-backed commercial	0.0	0.0%	0.0	0.0%
Consumer asset-backed:
Auto loans	0.4	0.0%	0.4	0.5%
Student loans	0.2	0.0%	0.2	0.3%
Manufactured housing	0.1	0.0%	0.1	0.1%
Other consumer asset-backed	0.1	0.0%	0.1	0.1%
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	0.5	0.1%	0.5	0.7%
Rental car fleets	0.6	0.1%	0.7	0.9%
Secured airline equipment securitization (EETC)	0.8	0.1%	0.9	1.2%
Other operating assets	0.1	0.0%	0.1	0.1%
Structured insurance securitizations	1.3	0.1%	1.5	2.0%
Franchise assets	0.1	0.0%	0.1	0.1%
Intellectual property	0.1	0.0%	0.1	0.1%
Other corporate asset-backed	0.1	0.0%	0.2	0.3%

Total United States Structured Finance	19.9	2.0%	20.5	26.9%

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	As of March 31, 2009		As of December 31, 2008
Bond Type In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
Global Structured Finance-Non-United States:
Collateralized debt obligations(5)	9.9	1.0%	10.2	13.4%
Mortgage-backed residential	0.3	0.0%	0.4	0.5%
Mortgage-backed commercial	0.8	0.1%	0.9	1.2%
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	0.5	0.1%	0.4	0.6%
Secured airline equipment securitization (EETC)	0.0	0.0%	0.0	0.0%
Structured insurance securitizations	0.0	0.0%	0.0	0.0%
Franchise assets	0.1	0.0%	0.1	0.1%
Intellectual property	0.1	0.0%	0.1	0.1%
Future flow	0.9	0.1%	1.0	1.3%
Other corporate asset-backed	1.7	0.2%	1.7	2.2%

Total Non-United States Structured Finance	14.3	1.5%	14.8	19.4%

Total Global Structured Finance	34.2	3.5%	35.3	46.3%

Total	$962.8	100.0%	$76.2	100.0%

(1)	Includes investor owned utilities, industrial development and pollution control revenue bonds.
(2)	Includes certain non-profit enterprises and stadium related financing.
(3)	Includes regions, departments or their equivalent in each jurisdiction as well as sovereign owned entities that are supported by a sovereign state, region or department.
(4)	Includes municipal owned entities backed by sponsoring local government.
(5)	Includes transactions (represented by structured pools of primarily investment grade corporate credit risks or commercial real estate assets) that do not include typical CDO structuring characteristics, such as tranched credit risk, cash flow waterfalls, or interest and over-collateralization coverage tests.

As of March 31, 2009, the aggregate amount of insured par outstanding ceded by MBIA Corp. to reinsurers under reinsurance agreements was $598 billion. The following table presents the credit ratings and ratings status, percentage of outstanding par ceded, the reinsurance recoverable, derivative asset, and estimated credit impairments by reinsurer as of March 31, 2009. Estimated credit impairments represent the reinsurers’ portion of amounts MBIA Corp. expects to pay on insured derivative contracts.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Reinsurers In millions	Standard & Poor’s Rating (Status)		Moody’s Rating (Status)		Percentage of Total Par Ceded	Reinsurance Recoverable	Derivative Asset	Estimated Credit Impairments on Insured Derivatives
National Public Finance Guarantee Corporation	AA- (Developing	)	Baa1 (Review for upgrade	)	91.10%	$239	$—	$—
Channel Reinsurance Ltd.	N/R	(2)	RWR	(3)	6.00%	19	660	208
Assured Guaranty Corp.	AAA (Stable	)	Aa2 (Stable	)	1.07%	9	0	—
Mitsui Sumitomo Insurance Company Ltd.	AA (Negative Outlook	)	Aa3 (Stable	)	0.63%	15	55	3
Ambac Assurance Corporation	A (Negative Outlook	)	Ba3 (Developing	)	0.47%	1	—	—
Swiss Reinsurance Company	A+ (Stable	)	A1 (Negative Outlook	)	0.37%	20	3	—
Assured Guaranty Re Ltd.	AA (Stable	)	Aa3 (Stable	)	0.12%	2	1	—
Syncora Guarantee Re Ltd.	CC (Negative Outlook	)	Ca (Developing	)	0.06%	—	1	—
Export Development Corporation	AAA (Stable	)	Aaa (Stable	)	0.05%	—	—	—
Overseas Private Investment Corporation	AAA (Stable	)	Aaa (Stable	)	0.05%	—	—	—
Other(1)	CC or above		Ca or above		0.08%	3	—	—
Not Currently Rated					0.00%	0	—	—

Total					100.00%	$308	$720	$211

(1)	Several reinsurers within this category are not rated by Moody’s.
(2)	Not rated.
(3)	Rating withdrawn.

MBIA Corp. owns a 17.4% equity interest in Channel Re. In March 2009, Moody’s downgraded Channel Re to B3 with a negative outlook and the rating was subsequently withdrawn. In March 2009, S&P downgraded Channel Re to BB+ and the rating was subsequently withdrawn. As of March 31, 2009, MBIA Corp. expects Channel Re to continue to report negative shareholders’ equity on a GAAP basis primarily due to unrealized losses on its insured credit derivatives based on fair value accounting. As of March 31, 2009, the fair value of the derivative assets related to credit derivatives ceded to Channel Re was $660 million and the reinsurance recoverable from Channel Re was $19 million. In determining the fair value of its derivative assets, MBIA Corp. considered the credit risk of Channel Re and, as a result, MBIA Corp. reduced its derivative asset by $40 million to reflect this credit risk. The amount reported in the preceding table reflects this reduction. After considering the credit risk of Channel Re in fair valuing its derivative assets, MBIA Corp. believes Channel Re has sufficient liquidity supporting its business to fund amounts due to MBIA Corp. In performing its assessment, MBIA Corp. determined that cash and investments, inclusive of approximately $524 million that Channel Re had on deposit in trust accounts for the benefit of MBIA as of March 31, 2009, and borrowing facilities available to Channel Re were in excess of MBIA’s exposure to Channel Re. Although the trust accounts limit the potential for Channel Re to default on its obligations to MBIA, there can be no assurance that Channel Re will not default on its obligations to MBIA that exceed the amounts already held in the trust accounts.

Several of MBIA Corp.’s other financial guarantee reinsurers, including Ambac Assurance Corporation, Assured Guaranty Corp., Assured Guaranty Re Ltd., Old Republic Insurance Co., Swiss Reinsurance Company, Syncora Guarantee Re Ltd. and Syncora Guarantee Inc. (formerly known as XL Financial Assurance and XL Capital Assurance), have had their credit ratings either downgraded or put on negative watch by one or more of the major rating agencies between December 2007 and March 2009. Although there was no material impact on MBIA Corp. for any of the rating agency actions through March 2009 relating to these reinsurers, a further downgrade of one or more of these reinsurers could require the establishment of reserves against any receivables due from the reinsurers.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Premium Summary

The components of financial guarantee net premiums written and earned, including premiums assumed from and ceded to other companies, are presented in the following table:

	Three months ended March 31
	2009		2008
In millions	Written	Earned	Written	Earned
Direct	$(29)	$239	$123	$188
Assumed	(0)	3	2	3

Gross	(29)	242	125	191
Ceded	(3,473)	(122)	(19)	(27)

Net	$(3,502)	$120	$106	$164

For the three months ended March 31, 2009 and 2008, recoveries received under reinsurance contracts totaled $26 million and $8 million, respectively. Ceding commissions received from reinsurers, before deferrals and net of return ceding commissions were $4 million and $6 million for the three months ended March 31, 2009 and 2008, respectively.

Note 12: Commitments and Contingencies

In the normal course of operating its business, MBIA Corp. may be involved in various legal proceedings. Additionally, MBIA Inc. may be involved in various legal proceedings that directly or indirectly impact MBIA Corp.

MBIA Inc. has received subpoenas or informal inquiries from a variety of regulators, including the Securities and Exchange Commission, the Securities Division of the Secretary of the Commonwealth of Massachusetts, the Attorney General of the State of California, and other states’ regulatory authorities, regarding a variety of subjects, including disclosures made by MBIA Inc. to underwriters and issuers of certain bonds, disclosures regarding MBIA Inc.’s structured finance exposure, MBIA Inc.’s communications with rating agencies, and the methodologies used by rating agencies for determining the credit rating of municipal debt. MBIA Inc. is cooperating fully with each of these regulators and is in the process of satisfying all such requests. MBIA Inc. may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

On July 23, 2008, the City of Los Angeles filed two complaints in the Superior Court of the State of California for the County of Los Angeles against MBIA Inc. and others. The first, against MBIA Inc., AMBAC Financial Group, Inc., XL Capital Assurance Inc., ACA Financial Guaranty Corp., Financial Guaranty Insurance Company, and CIFG Assurance North America, Inc., alleged (i) participation in a conspiracy in violation of California’s antitrust laws to maintain a dual credit rating scale that misstated the credit default risk of municipal bond issuers and created market demand for municipal bond insurance and (ii) participation in risky financial transactions in other lines of business that damaged each bond insurer’s financial condition (thereby undermining the value of each of their guaranties), and a failure adequately to disclose the impact of those transactions on their financial condition. These latter allegations form the predicate for five separate causes of action against each of the Insurers: breach of contract, breach of the covenant of good faith and fair dealing, fraud, negligence, and negligent misrepresentation. Complaints making the same allegations against MBIA Inc. and nearly all of the same co-defendants were filed in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the City of Oakland on August 28, 2008, by the City of San Francisco on October 8, 2008, by the County of San Mateo on October 23, 2008, by the County of Alameda on October 30, 2008, by the City of Los Angeles Department of Water and Power on December 31, 2008, by the Sacramento Municipal Utility District on December 31, 2008, and by the City of Sacramento on January 6, 2009. These cases are in the process of being coordinated as Ambac Bond Insurance Cases in San Francisco Superior Court (Judicial Council Coordination Proceeding No. 4555). On April 8, 2009, The Olympic Club filed a complaint against MBIA Inc. in the Superior Court of the State of California, County of San Francisco, making similar allegations of participation in risky financial transactions in other lines of business that allegedly damaged MBIA Inc.’s financial condition, and of a failure adequately to disclose the impact of those transactions on MBIA Inc.’s financial condition. These allegations form the predicate for the same five common law causes of action as those in

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

the Ambac Bond Insurance Cases, as well as a California unfair competition cause of action. The Olympic Club did not include an antitrust cause of action. MBIA Inc. will petition to coordinate this case with the Ambac Bond Insurance Cases.

The City of Los Angeles’s second complaint named as defendants certain other financial institutions as well as bond insurers, including MBIA Inc., AMBAC Financial Group, Inc., Financial Security Assurance, Inc., Financial Guaranty Insurance Company and Security Capital Assurance Inc., and alleged fraud and violations of California’s antitrust laws through bid-rigging in the sale of municipal derivatives to municipal bond issuers. Complaints making the same allegations against MBIA Inc. and nearly all of the same co-defendants were filed in Superior Court, Los Angeles County, by the County of San Diego on August 28, 2008, and in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the County of San Mateo on October 7, 2008, and by the County of Contra Costa on October 8, 2008. The City of Los Angeles and City of Stockton actions were removed to federal court and transferred by order dated November 26, 2008, to the Southern District of New York for inclusion in the multidistrict litigation In re Municipal Derivatives Antitrust Litigation, M.D.L. No. 1950; the San Diego County, San Mateo County, and Contra Costa County actions were removed to federal court and transferred to the Southern District of New York for inclusion in that proceeding by order dated February 4, 2009.

On September 30, 2008, MBIA Corp. commenced an action in the New York State Supreme Court against Countrywide Home Loans, Inc., Countrywide Securities Corp. and Countrywide Financial Corp. (collectively, “Countrywide”). The complaint alleges fraudulent conduct in the origination and sale of home equity loans included in MBIA Corp.-backed securitizations of pools of home equity loans and breaches of both Countrywide’s representations and warranties and its contractual obligation to cure or repurchase ineligible loans as well as its sales and servicing obligations, among other things. In addition, on October 15, 2008, MBIA Corp. commenced an action in the United States District Court for the Southern District of New York against Residential Funding Company, LLC (“RFC”). On December 5, 2008, a notice of voluntary dismissal without prejudice was filed in the Southern District of New York and the complaint was re-filed in the Supreme Court of the State of New York, New York County. The complaint alleges that RFC fraudulently induced MBIA Corp. to provide financial guarantee policies with respect to five RFC closed-end home equity second-lien and HELOC securitizations, and that RFC breached its contractual representations and warranties, as well as its obligation to repurchase ineligible loans, among other things. There can be no assurance that MBIA Inc. will prevail in either the Countrywide or RFC actions.

On March 11, 2009, a complaint was filed in the United States District Court of the Southern District of New York against the Company and its subsidiaries, MBIA Corp. and National, entitled Aurelius Capital Master, Ltd. et al. v. MBIA Inc. et al., 09-cv-2242 (S.D.N.Y.). The lead plaintiffs, Aurelius Capital Master, Ltd., Aurelius Capital Partners, LP, Fir Tree Value Master Fund, L.P., Fir Tree Capital Opportunity Master Fund, L.P., and Fir Tree Mortgage Opportunity Master Fund, L.P., purport to be acting as representatives for a class consisting of all holders of securities, instruments, or other obligations for which MBIA Corp., before February 18, 2009, issued financial guarantee insurance other than United States municipal/governmental bond securities. The complaint alleges that certain of the terms of the transactions entered into by of the Company and its subsidiaries (the “Transactions”), which were approved by the New York State Department of Insurance, constituted fraudulent conveyances under §§ 273, 274 and 276 of New York Debtor and Creditor Law and a breach of the implied covenant of good faith and fair dealing under New York common law. The Complaint seeks, inter alia, (a) a declaration that the alleged fraudulent conveyances are null and void and set aside, (b) a declaration that National is responsible for the insurance polices issued by MBIA Insurance Corporation up to February 17, 2009, and (c) an award of damages in an unspecified amount together with costs, expenses and attorneys’ fees in connection with the action. Defendants filed their motion to dismiss on May 6, 2009.

On April 6, 2009, a complaint was filed in the Court of Chancery for the State of Delaware against two subsidiaries of the Company, MBIA Corp. and National, entitled Third Avenue Trust and Third Avenue Variable Series Trust v. MBIA Insurance Corp. and MBIA Insurance Corp. of Illinois, CA 4486-UCL. Plaintiffs allege that they are holders of approximately $400 million of surplus notes issued by MBIA Corp. (for purposes of this section, the “Notes”) in January 2008. The complaint alleges (Count I) that certain of the Transactions, breached the terms of the Notes and the Fiscal Agency Agreement dated January 16, 2008 pursuant to which the Notes were issued. The complaint also alleges that certain transfers under the Transactions were fraudulent in that they allegedly left MBIA Corp. with “unreasonably small capital” (Count II), “insolvent” (Count III), and were made with an “actual intent to defraud” (Count IV). The complaint seeks a judgment (a) ordering the defendants to unwind the Transactions, (b) declaring that the Transactions constituted a fraudulent conveyance, and (c) damages in an unspecified amount. Defendants filed their motion to dismiss on April 27, 2009.

On April 30, 2009, MBIA Corp. and LaCrosse Financial Products (for purposes of this paragraph, collectively, “MBIA”) commenced an action in the Supreme Court of the State of New York against Merrill Lynch, Pierce, Fenner and Smith, Inc. and Merrill Lynch International (collectively, “Merrill”). The complaint seeks damages in an as yet indeterminate

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

amount believed to be in excess of several hundred million dollars arising from alleged misrepresentations and breaches of contract in connection with eleven CDS contracts pursuant to which MBIA wrote protection in favor of Merrill and other parties on a total of $ 5.7 billion in collateralized debt obligations arranged and marketed by Merrill. The complaint also seeks rescission of the $2.7 billion worth of CDS contracts and related insurance policies MBIA entered into directly with Merrill.

MBIA Inc. and MBIA Corp. intend to vigorously defend against the aforementioned actions in which it is a defendant and against other potential actions, and MBIA Inc. and MBIA Corp. do not expect the outcome of these matters to have a materially adverse effect on its business, results of operations or financial condition. MBIA Inc. and MBIA Corp. cannot provide assurance, however, that the ultimate outcome of these actions will not cause a loss nor have a material adverse effect on its business, results of operations or financial condition.

There are no other material lawsuits pending or, to the knowledge of MBIA Inc. or MBIA Corp., threatened, to which MBIA Inc., MBIA Corp. or any of its subsidiaries is a party.

Note 13: Subsequent Events

Commitments and Contingencies

Refer to “Note 12: Commitments and Contingencies” for information about legal proceedings that commenced after March 31, 2009.